As filed with the Securities and Exchange Commission on May 10, 2006

Registration No. 333-133748

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

AngioDynamics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	11-3146460
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

603 Queensbury Avenue

Queensbury, New York 12804

(518) 798-1215

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Eamonn P. Hobbs

AngioDynamics, Inc.

603 Queensbury Avenue

Queensbury, New York 12804

(518) 798-1215

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott M. Tayne, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue New York, New York 10022 (212) 308-8866	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

(continued on next page)

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is subject to completion and may be changed. We may not sell these securities until the registration statement we filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

Subject to Completion, dated May 10, 2006

PROSPECTUS

2,400,000 Shares

Common Stock

This is an offering of 2,400,000 shares of common stock of AngioDynamics, Inc.

Our common stock is traded on the Nasdaq National Market under the symbol “ANGO.” On May 9, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $30.06 per share.

Investing in the common stock involves risks that are described in the “ Risk Factors” section beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to AngioDynamics, Inc. (before expenses)	$	$

The underwriters may also purchase up to an additional 360,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                  , 2006.

RBC CAPITAL MARKETS

CANACCORD ADAMS

FIRST ALBANY CAPITAL

KEYBANC CAPITAL MARKETS

The date of this prospectus is                  , 2006

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized any person to provide you with any information different from what is contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

This prospectus includes our registered and common law trademarks, and those we use under license, including AngioDynamics, Pulse*Spray, MORPHEUS, EVENMORE, ABSCESSION, TOTAL ABSCESSION, SPEEDLYSER, ANGIOFLOW, HYDRO-TIP, MEMORY TIP, SOS OMNI, SOFT-VU and Schon XL. Other trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

The following summary highlights information about us and the offering of our common stock contained elsewhere or incorporated by reference in this prospectus. It is not complete and may not contain all of the information that may be important to you in making a decision to purchase our common stock. For a more complete understanding of us and our offering of common stock, we urge you to read this entire prospectus carefully, including the “Risk Factors” section of this prospectus and the documents identified in the “Incorporation of Documents by Reference” section of this prospectus. Throughout this prospectus (unless the context otherwise requires), when we refer to “AngioDynamics,” “us,” “we” or “our,” we are describing AngioDynamics, Inc., together with its subsidiary.

Overview

We design, develop, manufacture and market a broad line of innovative therapeutic and diagnostic medical devices that enable interventional physicians to effectively treat peripheral vascular disease (PVD) and other non-coronary diseases. PVD is a condition in which the arteries or veins that carry blood to or from the legs, arms and organs, other than the heart, become narrowed, obstructed or stretched. Interventional physicians include interventional radiologists (IRs), vascular surgeons and others who perform minimally invasive surgical procedures using image-guided techniques.

Our current product lines consist primarily of angiographic products and accessories, dialysis products, vascular access products, venous products, percutaneous transluminal angioplasty (PTA) products, thrombolytic products and drainage products.

Our Market and Competitive Strengths

The market for devices and other products used in the treatment of PVD has expanded substantially in recent years. Approximately 11 million Americans currently suffer from PVD, and we believe the PVD market will continue to grow as patients and physicians increasingly prefer interventional procedures over more invasive open surgery.

Our principal competitive advantages are our dedicated market focus, established brands and innovative products. We believe our dedicated focus enhances patient care and engenders loyalty among our customers. As a provider of interventional devices for over a decade, we believe we have established AngioDynamics as a recognized brand in our target markets. We collaborate frequently with leading interventional physicians in developing our products and rely on these relationships to further support our brands. Our chief executive officer is the only business executive from the medical device industry to serve on the Strategic Planning Committee of the Society of Interventional Radiology. This appointment provides us with awareness of emerging clinical trends, high visibility among interventional physicians and opportunities to understand and influence the evolution of interventional therapies.

We sell our broad line of quality devices for minimally invasive therapies in the United States through a direct sales force of 49 sales representatives, five regional sales managers, an eastern and a western zone director, and a vice president of sales. We also sell our products in 34 non-U.S. markets through a distributor network.

Development of proprietary technology is critical to our success. We have developed an extensive U.S. and international patent portfolio consisting of 70 issued and licensed patents and 52 pending patent applications.

Our management has in-depth knowledge of the medical device industry, with an average of 23 years of industry experience and 15 years of service with us. We have a state-of-the-art facility located at our global headquarters in Queensbury, New York.

We have grown our revenues in each of the past 16 years of our operation and have achieved 18 consecutive quarters of profitability. Our disposable products, which currently account for 95% of our sales, provide us with a reliable recurring source of revenues. Additionally, we generated 51% of our fiscal 2005 sales from products launched in the last five years.

Our growth strategy is to expand our sales and marketing coverage in the United States and abroad, to continue to develop and introduce innovative products and to seek complementary businesses and technologies for collaboration or acquisition.

AngioDynamics is a Delaware corporation. Our executive offices are located at 603 Queensbury Avenue, Queensbury, New York 12804, and our telephone number is (518) 798-1215. Our website can be found at www.angiodynamics.com. Information on our website is not deemed to be part of this prospectus.

The Offering

Common stock offered by us	2,400,000 shares

Common stock to be outstanding after the offering	14,955,965 shares(1)

Use of proceeds

To support our growth strategy, we intend to use the net proceeds from shares sold by us in this offering for possible acquisitions of complementary businesses and technologies, for working capital and for other general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	“ANGO”

Risk Factors	For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors.”

(1)	Based on 12,555,965 shares of common stock outstanding on April 1, 2006. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of common stock outstanding after this offering does not include the following:

•	360,000 shares issuable by us upon exercise of the underwriters’ over-allotment option; and

•	1,368,441 shares issuable upon exercise of outstanding stock options granted under our 1997 Stock Option Plan, 2004 Stock and Incentive Award Plan and two Spin-Off Adjustment Stock Option Plans, with a weighted average exercise price of $11.86 per share, and 67,500 shares of our common stock underlying outstanding performance share awards and restricted stock units.

Summary Consolidated Financial Data

The following tables summarize consolidated financial and operating data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fifty-two weeks ended			Thirty-nine weeks ended
	May 31, 2003	May 29, 2004	May 28, 2005	February 26, 2005	February 25, 2006
	(in thousands, except share and per share data)
Income Statement Data:
Net sales	$38,434	$49,055	$60,289	$42,957	$54,859
Cost of goods sold	18,572	23,254	26,912	19,336	22,945

Gross profit	19,862	25,801	33,377	23,621	31,914

Operating expenses
Sales and marketing	11,338	13,562	16,000	11,382	15,021
General and administrative	2,777	3,565	5,080	3,753	5,181
Research and development	2,509	3,551	4,570	3,276	4,510

Total operating expenses	16,624	20,678	25,650	18,411	24,712

Operating profit	3,238	5,123	7,727	5,210	7,202
Other income (expense)
Interest income	38	16	304	190	549
Impairment loss on investment	—	—	(300)	(300)	—
Interest expense, net(a)	(1,021)	(758)	(150)	(113)	(103)
Other income	—	—	36	16	149

Income before income tax provision	2,255	4,381	7,617	5,003	7,797
Income tax provision	1,069	1,238	3,069	2,121	2,969

Net income	$1,186	$3,143	$4,548	$2,882	$4,828

Earnings per common share:
Basic:	$.13	$.34	$.39	$.25	$.39

Diluted:	$.13	$.32	$.37	$.24	$.37

Weighted average number of shares used in per share calculation:
Basic:	9,200,000	9,216,027	11,571,317	11,498,425	12,253,254

Diluted:	9,472,233	9,838,168	12,328,783	12,192,518	12,908,800

Net cash provided by operating activities	$680	$2,500	$4,788	$2,997	$4,736
Net cash used in investing activities	(4,572)	(996)	(13,537)	(9,662)	(7,736)
Net cash provided by financing activities	3,306	(696)	21,500	20,322	1,858

	As of February 25, 2006
	Actual	As Adjusted(b)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$28,907	$96,072
Working capital	46,004	113,169
Total assets	70,227	137,392
Non-current liabilities	2,800	2,800
Retained earnings	1,108	1,108
Total stockholders’ equity	57,334	124,499

(a)	Interest expense, net, includes imputed interest on debt to E-Z-EM of $892 and $596 for the fifty-two weeks ended May 31, 2003 and May 29, 2004, respectively. The interest charges are treated as non-cash items for cash flow purposes and increases to additional paid-in capital. Of our indebtedness to E-Z-EM, $13,148 was capitalized prior to the completion of our initial public offering in June 2004, and the remaining $3,000 was repaid in June 2004, from the proceeds of the initial public offering.

(b)	Adjusted to give effect to the issuance and sale of 2,400,000 shares of our common stock at an assumed public offering price of $30.06 per share and the receipt of net proceeds of approximately $67,165 from this offering, after deducting underwriting discounts and commissions and offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully each of the following risks and all other information contained or incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occurs, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.

If we fail to develop or market new products and enhance existing products, we could lose market share to our competitors and our results of operations could suffer.

The market for interventional devices is characterized by rapid technological change, new product introductions, technological improvements, changes in physician requirements and evolving industry standards. To be successful, we must continue to develop and commercialize new products and to enhance versions of our existing products. Our products are technologically complex and require significant planning, design, development and testing before they may be marketed. This process generally takes at least 12 to 18 months from initial concept and may take up to several years. In addition, product life cycles are relatively short because medical device manufacturers continually develop smaller, more effective and less expensive versions of existing devices in response to physician demand. Our success in developing and commercializing new and enhanced versions of our products is affected by our ability to:

•	timely and accurately identify new market trends;

•	accurately assess customer needs;

•	minimize the time and costs required to obtain regulatory clearance or approval;

•	adopt competitive pricing;

•	timely manufacture and deliver products;

•	accurately predict and control costs associated with the development, manufacturing and support of our products; and

•	anticipate and compete effectively with our competitors’ efforts.

Market acceptance of our products depends in part on our ability to demonstrate that our products are cost-effective and easier to use, as well as offer technological advantages. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer.

Competition may decrease our market share and cause our revenues to decline.

The markets for interventional devices are highly competitive, and we expect competition to continue to intensify. We may not be able to compete effectively, and we may lose market share to our competitors. The principal competitors in the markets for our products currently include: Boston Scientific Corporation; Cook, Incorporated; Cordis Corporation, a subsidiary of Johnson & Johnson, Inc.; C.R. Bard Inc.; Diomed Inc.; Medical Components, Inc., or Medcomp; and VNUS Medical Technologies, Inc. Many of our competitors have substantially greater:

•	financial and other resources;

•	variety of products;

•	technical capabilities;

•	ability to develop and introduce new products;

•	patent portfolios that may present an obstacle to the conduct of our business;

•	name recognition;

•	distribution networks and in-house sales forces; and

•	relationships with some of our potential customers.

Our competitors may succeed in developing technologies and products earlier, in obtaining patent protection or regulatory clearance earlier, or in commercializing new products or technologies more rapidly than us. Our competitors may also develop products and technologies that are superior to those we are developing or that otherwise could render our products obsolete or noncompetitive. In addition, we may face competition from providers of other medical therapies, such as pharmaceutical companies, that may offer non-surgical therapies for conditions that are currently or intended to be treated using our products. Our products are generally sold at higher prices than those of our competitors. However, in the current environment of managed care, which is characterized by economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we are increasingly being required to compete on the basis of price. If we are not able to compete effectively, our market share and revenues may decline.

We may be exposed to risks associated with acquisitions, including integration risks and risks associated with methods of financing and the impact of accounting treatment. Accordingly, completed acquisitions may not enhance our business.

Part of our growth strategy is to acquire businesses and technologies that are complementary to ours. Any such acquisitions would be accompanied by the risks commonly encountered in acquisitions, including the:

•	potential disruption of our business while we evaluate opportunities, complete acquisitions and develop and implement new business strategies to take advantage of these opportunities;

•	inability of our management to maximize our financial and strategic position by incorporating an acquired technology or business into our existing offerings;

•	difficulty of maintaining uniform standards, controls, procedures and policies;

•	difficulty of assimilating the operations and personnel of acquired businesses;

•	potential loss of key employees of acquired businesses, and the impairment of relationships with employees and customers as a result of changes in management; and

•	uncertainty as to the long-term success of any acquisitions we may make.

We cannot assure you that any completed acquisition will enhance our business. If we proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash, including proceeds of this offering, could be used to consummate the acquisitions. If we consummate one or more acquisitions in which the consideration consists of capital stock, our stockholders could suffer significant dilution of their interest in us. In addition, we could incur or assume significant amounts of indebtedness in connection with acquisitions. Further, acquisitions could also result in significant goodwill and amortization charges for acquired businesses or technologies.

If we fail to adequately protect our intellectual property rights, our business may suffer.

Our success depends in part on obtaining, maintaining and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. However, these measures may not adequately protect our intellectual property rights.

Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents to produce alternative, non-infringing designs. Additionally, we may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require our new employees, consultants and corporate partners to execute confidentiality agreements, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time defending against such actions and our results of operations could suffer.

Third parties may claim that our products infringe their patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in general, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product design, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management’s time and effort. Such claims could also cause our customers or potential customers to purchase competitors’ products or defer or limit their purchase or use of our affected products until resolution of the claim.

In January 2004, Diomed filed an action against us alleging that our VenaCure products for the treatment of varicose veins infringe a patent held by Diomed for a laser system that competes with our VenaCure products. Diomed’s complaint seeks injunctive relief and compensatory and treble damages. In October 2005, VNUS Medical Technologies filed an action against us, Diomed and another defendant alleging, among other things, that the manufacture, use and sale of our VenaCure products infringe several patents held by VNUS and seeking injunctive relief and compensatory and treble damages. For fiscal 2005, and the first nine months of fiscal 2006, sales of our VenaCure products accounted for approximately 13% and 14%, respectively, of our total sales. If Diomed or VNUS Medical Technologies is successful in its action against us, our results of operations could suffer.

We are dependent on single and limited source suppliers, which puts us at risk for supplier business interruptions.

We currently purchase significant amounts of several key products and product components from single and limited source suppliers and anticipate that we will do so for future products as well. For fiscal 2005, approximately 43% of our net sales were derived from sales of products manufactured for us by third parties. In addition, approximately 47% of our sales growth over our past two fiscal years was attributable to products that we licensed or obtained from third parties. Our principal single source supplier, Medcomp, supplies us with most of our dialysis catheters, which accounted for about 26% of our net sales in fiscal 2005. Medcomp also competes with us by selling two dialysis catheters, for which it has not granted us exclusive rights, and other catheters that we do not purchase from them. Additionally, we purchase the laser and laser fibers for our VenaCure products from biolitec, which also competes with us. Our contract with biolitec terminates in April 2007. Any delays in delivery of or shortages in those products and components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. Any or all of these suppliers could discontinue the manufacture or supply of these products and components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in production delays and increased costs and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify alternative sources of supply, we would have to modify our products to use substitute components, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

If we do not maintain our relationships with interventional physicians, our growth will be limited and our business could be harmed.

Physicians typically influence the medical device purchasing decisions of the hospitals and other healthcare institutions in which they practice. Consequently, our relationships with interventional physicians are critical to our continued growth. We believe that these relationships are based on the quality of our products, our physician-driven product development efforts, our marketing efforts and our presence at medical society meetings. Any actual or perceived diminution in the quality of our products, or our failure or inability to maintain these other efforts, could damage our current relationships, or prevent us from forming new relationships, with interventional physicians and cause our growth to be limited and our business to be harmed.

Our lack of customer purchase contracts and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which could lead to lower revenues, higher expenses and reduced margins.

We do not generally have long-term purchase contracts with our customers, who order products on a purchase order basis. Our typical order backlog is less than 10 days. These factors make it difficult to accurately forecast our component and product requirements. Our manufacturing and operating expenses are largely based on anticipated sales volume and a significant portion of these expenses are and will continue to be fixed. We must plan production and order products and product components several months in advance of customer orders. In addition, lead-times for products and product components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at any given time. These factors expose us to a number of risks such as:

•	if we overestimate our requirements, we may be obligated to purchase more inventory than we need;

•	if we underestimate our requirements, we may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and cause delays in shipments and revenues; and

•	we may experience shortages of raw materials and product components from our vendors from time to time, which could delay the manufacturing and shipping of our products.

If we do not develop or maintain successful relationships with non-U.S. distributors, our growth may be limited, sales of our products may decrease and our results of operations may suffer.

For fiscal 2005, we generated approximately 4.2% of our revenues from sales outside of the United States. All of our non-U.S. sales in recent periods were attributable to third-party distributors, and our success in expanding non-U.S. sales in the future will depend on our ability to continue to develop and manage a network of non-U.S. distributors and on the performance of our distributors. Because we generally do not have long-term contracts with our distributors, our distribution relationships may be terminated on little or no notice. In addition, some of our distributors are not required to purchase any minimum amount of products from us, may sell products that compete with ours or devote more efforts to selling other products, and may stop selling our products at any time. If we lose any significant non-U.S. distributors, or if any of our distributors devote more effort to selling other products than to ours, our non-U.S. sales and results of operations may suffer and our growth may be limited. Additionally, because our products generally compete more on the basis of performance than price, they may not be as attractive to third-party distributors as lower-priced products. Consequently, our success in expanding non-U.S. sales may be limited if our distributors lack or are unable to develop relationships with important target customers in non-U.S. markets.

Our business may be harmed if interventional cardiologists perform more of the procedures that interventional radiologists and vascular surgeons currently perform.

We market and sell our products primarily to interventional radiologists and vascular surgeons, who currently perform a large percentage of minimally invasive, image-guided interventional procedures for PVD. Many of our competitors have focused their sales efforts on cardiologists and others involved in cardiology who also perform similar procedures. Since we have focused our sales and marketing efforts on interventional radiologists and vascular surgeons, our competitors may have advantages over us for sales to cardiologists. Consequently, if cardiologists perform more of the procedures currently performed by interventional radiologists and vascular surgeons, our revenues may decline and our business may be harmed.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon our ability to attract and retain highly qualified personnel, including managerial, sales and technical personnel. We are particularly dependant upon the efforts of Eamonn P. Hobbs, our president and chief executive officer, a bio-medical engineer with over 24 years of experience in the interventional radiology, interventional cardiology and gastroenterology medical device industries. Mr. Hobbs is the only business executive from the medical device industry to ever serve on the Strategic Planning Committee of the Society of Interventional Radiology, or SIR, and he received an honorary fellowship from the SIR in 2005. We compete for key personnel with other companies, healthcare institutions, academic institutions, government entities and other organizations. We do not have written employment agreements with our executive officers. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel or hire or retain other qualified personnel in the future.

Undetected defects may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects. When these problems occur, we must divert the attention of our engineering personnel to address them. We cannot assure you that we will not incur warranty or repair costs, be subject to liability claims for damages related to product defects, or experience manufacturing, shipping or other delays or interruptions as a result of these defects in the future. Our insurance policies may not provide sufficient protection should a claim be asserted. In addition, the occurrence of defects may result in significant customer relations problems and injury to our reputation, and may impair market acceptance of our products.

If a product liability claim is brought against us or our product liability insurance coverage is inadequate, our business could be harmed.

The design, manufacture and marketing of the types of medical devices we sell entail an inherent risk of product liability. Our products are used by physicians to treat seriously ill patients. Those patients may bring claims in a number of circumstances and for a number of reasons, including if our products were misused, if they produced unsatisfactory results or if the instructions for use and operating manuals for our products were found to be inadequate. Claims could also be brought by our customers. We currently are subject to an action claiming that we supplied a defective catheter that contributed to the death of a hemodialysis patient; and a similar action against us was recently settled by our supplier. We carry a product liability policy with limits of $10 million per occurrence and in the aggregate per year, with a $250,000 deductible per incident and an aggregate deductible limit of $500,000 per year. We believe, based on claims made against us in the past, that our existing product liability insurance coverage is reasonably adequate to protect us from any liabilities we might incur. However, we cannot assure you that this coverage will be sufficient to satisfy any claim made against us. In addition, we may not be able to maintain adequate coverage at a reasonable cost and on reasonable terms, if at all. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future. Additionally, if one or more product liability claims is brought against us for uninsured liabilities or is in excess of our insurance coverage, our business could be harmed. Further, such claims may require us to recall some of our products, which could result in significant costs to us and could divert management’s attention from our business.

Our quarterly operating results are volatile, which may cause our stock price to decline.

Our quarterly results of operations have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:

•	changes in our ability to obtain products and product components that are manufactured for us by third parties, as well as variations in prices of these products and product components;

•	delays in the development or commercial introduction of new versions of our products or components we use in our products;

•	our ability to attain and maintain production volumes and quality levels for our products and product components;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	changes in the demand for our products;

•	changes in the mix of products and systems we sell;

•	delays in obtaining regulatory clearance for new versions of our products;

•	increased product and price competition;

•	changes in the availability of third-party reimbursement for our products;

•	the loss of key sales personnel or distributors; and

•	seasonality in the sales of our products.

Due to the factors summarized above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful, or should necessarily be relied upon to predict future results of operations. Also, it is possible that in future periods, our results of operations will not meet the expectations of investors or analysts, or of any published reports or analyses regarding AngioDynamics. In that event, the price of our common stock could decline, perhaps substantially.

Healthcare reform could cause a decrease in demand for our interventional products.

There are currently widespread legislative efforts to control healthcare costs in the United States and abroad, which we expect will continue in the future. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 provides that from 2004 through 2008, reimbursement levels for durable medical equipment will no longer be increased on an annual basis and a competitive bidding program will be introduced. At this time, we are unable to determine whether and to what extent these changes will apply to our products and our business. Similar legislative efforts in the future could negatively impact demand for our products.

Inadequate levels of reimbursement from governmental or other third-party payors for procedures using our products may cause our revenues to decline.

Changes in healthcare systems in the United States or elsewhere could adversely affect the demand for our products, as well as the way we conduct business. Third-party payors have adopted, and are continuing to adopt, a number of healthcare policies intended to curb rising healthcare costs. These policies include:

•	controls on government-funded reimbursement for healthcare services and price controls on medical products and services providers;

•	challenges to the pricing of medical procedures or limits or prohibitions on reimbursement for specific devices and therapies through other means; and

•	the introduction of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict whether Federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business. These policies, or any reductions in the number of authorizations granted for procedures performed using our current and proposed products or in the levels of reimbursement for those procedures, could cause our revenues to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. These systems are subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as exist in the United States. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, sales of our products outside of the United States may decrease and we may fail to achieve or maintain significant non-U.S. sales.

If we cannot obtain and maintain marketing clearance or approval from governmental agencies, we will not be able to sell our products.

Our products are medical devices that are subject to extensive regulation in the United States and in the foreign countries in which they are sold. Unless an exemption applies, each medical device that we wish to market in the United States must receive either 510(k) clearance or premarket approval from the U.S. Food and Drug Administration, or the FDA, before the product can be sold. Either process can be lengthy and expensive. The FDA’s 510(k) clearance procedure, also known as “premarket notification,” is the process we have used for our current products. This process usually takes from four to 12 months from the date the premarket notification is submitted to the FDA, but may take significantly longer. Although we have obtained 510(k) clearances for our current products, our clearances may be revoked by the FDA if safety or effectiveness problems develop with the devices. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is submitted to, and filed with, the FDA, and may take even longer. Regulatory regimes in other countries similarly require approval or clearance prior to our marketing or selling products in those countries. We rely on our distributors to obtain regulatory clearances or approvals of our products outside of the United States. If we are unable to obtain additional clearances or approvals needed to market existing or new products in the United States or elsewhere or obtain these clearances or approvals in a timely fashion or at all, or if our existing clearances are revoked, our revenues and profitability may decline.

Modifications to our current products may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearances or approvals are obtained.

Any modification to an FDA-cleared medical device that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, requires a new FDA 510(k) clearance or, possibly, a premarket approval. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or premarket approval, but the FDA may review and disagree with any decision reached by the manufacturer. We have modified aspects of some of our devices since receiving regulatory clearance. We believed that some of these modifications did not require new 510(k) clearance or premarket approval and, therefore, we did not seek new 510(k) clearances or premarket approvals. In the future, we may make additional modifications to our products after they have received FDA clearance or approval and, in appropriate circumstances, determine that new clearance or approval is unnecessary. Regulations in other countries in which we market or sell, or propose to market or sell, our products may also require that we make judgments about changes to our products and whether or not those changes are such that regulatory approval or clearance should be obtained. In the United States and elsewhere, regulatory authorities may disagree with our past or future decisions not to seek new clearance or approval and may require us to obtain clearance or approval for modifications to our products. If that were to occur for a previously cleared or approved product, we may be required to cease marketing or recall the modified device until we obtain the necessary clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties. If any of the foregoing were to occur, our business could suffer.

If we or some of our suppliers fail to comply with the FDA’s Quality System Regulation, or QSR, and other applicable postmarket requirements, our manufacturing operations could be disrupted, our product sales and profitability could suffer, and we may be subject to a wide variety of FDA enforcement actions.

After a device is placed on the market, numerous regulatory requirements apply. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. Our failure to comply with applicable regulatory requirements could result in the FDA or a court instituting a wide variety of enforcement actions against us, including a public warning letter; an order to shut-down some or all manufacturing operations; a recall of products; fines or civil penalties; seizure or detention of our products; refusing our requests for 510(k) clearance or a premarket approval, or PMA, of new or modified products; withdrawing 510(k) clearance or PMA approvals already granted to us; and criminal prosecution.

Our manufacturing processes and those of some of our suppliers must comply with the FDA’s Quality System Regulation, or QSR, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage and shipping of medical devices. The FDA enforces the QSR through unannounced inspections. If we or one of our suppliers fails a QSR inspection, or if a corrective action plan adopted by us or one of our suppliers is not sufficient, the FDA may bring an enforcement action, and our operations could be disrupted and our manufacturing delayed. We are also subject to the FDA’s general prohibition against promoting our products for unapproved or “off-label” uses, the FDA’s adverse event reporting requirements and the FDA’s reporting requirements for field correction or product removals. The FDA has recently placed increased emphasis on its scrutiny of compliance with the QSR and these other postmarket requirements.

If we or one of our suppliers violate the FDA’s requirements or fail to take adequate corrective action in response to any significant compliance issue raised by the FDA, the FDA can take various enforcement actions which could cause our product sales and profitability to suffer.

In addition, most other countries require us and our suppliers to comply with manufacturing and quality assurance standards for medical devices that are similar to those in force in the United States before marketing and selling our products in those countries. If we or our suppliers should fail to do so, we would lose our ability to market and sell our products in those countries.

Even after receiving regulatory clearance or approval, our products may be subject to product recalls, which may harm our reputation and divert managerial and financial resources.

The FDA and similar governmental authorities in other countries have the authority to order mandatory recall of our products or order their removal from the market if there are material deficiencies or defects in design, manufacture, installation, servicing or labeling of the device, or if the governmental entity finds that our products would cause serious adverse health consequences. A government mandated or voluntary recall or field action by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. Any recall of our products may harm our reputation with customers and divert managerial and financial resources.

Failure to attract additional capital which we may require to expand our business could curtail our growth.

We may require additional capital to expand our business. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. In addition, we may require financing in addition to the proceeds from this offering to fund any significant acquisitions we may seek to make. Needed financing may not be available or, if available, may not be available on terms satisfactory to us and may result in significant stockholder dilution. Currently, we are subject to significant restrictions on our ability to issue equity securities or convertible debt to ensure that the distribution by E-Z-EM of our stock, which occurred on October 30, 2004, will qualify as tax-free to E-Z-EM and its stockholders. Specifically, we are limited to issuing a total of approximately 5.5 million shares of our common stock, including the shares included in this offering, in capital raising transactions until October 30, 2006. In addition, covenants in our industrial bond financing and bank line of credit may also restrict our ability to obtain additional debt financing. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, restructuring our operations or refinancing our indebtedness.

Any disaster at our manufacturing facilities could disrupt our ability to manufacture our products for a substantial amount of time, which could cause our revenues to decrease.

We conduct all of our manufacturing and assembly at a single facility in Queensbury, New York. This facility and our manufacturing equipment would be difficult to replace and, if our facility is affected by a disaster, could require substantial lead-time to repair or replace. Additionally, we might be forced to rely on third-party manufacturers or to delay production of our products. Insurance for damage to our property and the disruption of our business from disasters may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. In addition, if one of our principal suppliers were to experience a similar disaster, uninsured loss or under-insured loss, we might not succeed in obtaining adequate alternative sources of supplies or products. Any significant uninsured loss, prolonged or repeated disruption, or inability to operate experienced by us or any of our principal suppliers could cause significant harm to our business, financial condition and results of operations.

Risks Related to our Relationship with and Separation from E-Z-EM

We have limited ability to engage in acquisitions and other strategic transactions using our equity, or to obtain equity financing, because of the Federal income tax requirements for a tax-free distribution of our stock by E-Z-EM.

For the distribution of our stock by E-Z-EM, which occurred on October 30, 2004, to qualify as tax-free to E-Z-EM and its stockholders, there must not be a change in ownership of 50% or greater in either the voting power or value of either our stock or E-Z-EM’s stock that is considered to be part of a plan or series of related transactions associated with the distribution (in either case, hereinafter, a “plan”).

Whether the distribution and any subsequent acquisition are part of a plan is determined based on all the facts and circumstances. For a change in ownership occurring after the distribution to be characterized as part of a plan, there must have been an agreement, understanding, arrangement or substantial negotiations (e.g., with an investment banker in the case of an acquisition of our stock by way of a public offering) regarding the acquisition or a similar acquisition at some time during the two-year period ending on the date of the distribution. However, the shorter the time period between the distribution and change in ownership, the greater the burden of establishing that the two events are not part of a plan.

We are not aware of any agreement, understanding, arrangement or substantial negotiation of the nature described in the preceding paragraph. Nevertheless, in order to achieve certainty under the rules described above, our ability to use our stock for acquisitions and other similar strategic transactions, to raise capital, or to compensate our employees and others with our stock, will be restricted for the near future, but may be re-evaluated as the two-year anniversary of the distribution of our stock by E-Z-EM passes. Many of our competitors use their equity to complete acquisitions, expand their product offerings and attract and retain employees and other key personnel, giving them a potentially significant competitive advantage over us.

Our obligation to indemnify E-Z-EM if we cause the distribution to not be tax-free could discourage or divert a third party from acquiring us and could result in substantial liability.

Our master separation and distribution agreement with E-Z-EM provides that we will indemnify E-Z-EM if the distribution by E-Z-EM of its AngioDynamics shares does not qualify as a tax-free distribution due to actions we take or that otherwise relate to AngioDynamics, including any change of ownership of AngioDynamics. The process for determining whether a change of ownership has occurred under the tax rules is complex. If we do not carefully monitor our compliance with these rules, we might inadvertently cause or permit a change of ownership to occur, triggering our obligation to indemnify E-Z-EM. Our obligation to indemnify E-Z-EM if a change of ownership causes the distribution not to be tax-free could discourage or prevent a third party from making a proposal to acquire us. In addition, our financial obligations under this indemnity obligation could be substantial.

Certain stockholders may have significant influence over our affairs due to their ownership of a significant amount of our stock.

The estate of the late Howard S. Stern and Linda Stern, the executor and principal beneficiary of the estate, own an aggregate of approximately 13.8% of our outstanding common stock (including shares subject to currently exercisable options) and thus may significantly influence our important corporate and business matters. Additionally, this influence may delay, deter or prevent a third-party from acquiring or merging with us. As a result, this influence may not be in the best interests of our other stockholders and may, in turn, reduce the market price of our common stock.

Some of our directors may have conflicts of interest because they are also directors or officers of E-Z-EM and also own E-Z-EM stock or options to purchase E-Z-EM stock.

Two of our directors, Messrs. Echenberg and Meyers, are also directors of E-Z-EM, and a third director, Peter J. Graham, is an executive officer of E-Z-EM. These directors have obligations to both companies and may have conflicts of interest with respect to matters involving or affecting us, including, for example, acquisitions and other corporate opportunities that may be suitable for both us and E-Z-EM. Additionally, these directors own E-Z-EM stock or options to purchase E-Z-EM stock that they acquired as directors or employees of E-Z-EM. These ownership interests could create, or appear to create, potential conflicts of interest when these directors are faced with decisions that could have different implications for our company and E-Z-EM.

The agreements we have entered into with E-Z-EM in connection with our initial public offering in 2004 could restrict our operations.

We and E-Z-EM have entered into several agreements governing our separation from E-Z-EM and our future relationship. The terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s-length negotiations with unaffiliated third parties. Under these agreements with E-Z-EM, we have agreed to take actions, observe commitments and accept terms and conditions that are or may be advantageous to E-Z-EM but are or may be disadvantageous to us. The terms of these agreements include obligations and restrictive provisions, including, but not limited to:

•	an agreement to indemnify E-Z-EM, its affiliates, and each of their respective directors, officers, employees, agents and representatives from all liabilities that arise from our breach of, or performance under, the agreements we have entered into with E-Z-EM in connection with the separation and for any of our liabilities;

•	an agreement to indemnify E-Z-EM for certain tax liabilities and for any action or inaction by us that causes the distribution by E-Z-EM, which occurred in October 2004, of our stock to its stockholders to be taxable to E-Z-EM or its stockholders; and

•	an agreement not to compete with E-Z-EM’s current business activities until October 31, 2006.

We face risks associated with being a member of E-Z-EM’s consolidated group for Federal income tax purposes.

Until October 30, 2004, we were included in E-Z-EM’s consolidated group for Federal income tax purposes. Under a tax allocation and indemnification agreement we have entered into with E-Z-EM, we will pay E-Z-EM the amount of Federal income taxes that we would be required to pay if we were a separate taxpayer not included in E-Z-EM’s consolidated return. In addition, under the tax allocation agreement, E-Z-EM will effectively control substantially all of our tax decisions and will have sole authority to respond to and conduct all tax proceedings, including tax audits relating to E-Z-EM’s consolidated income tax returns in which we are included. Moreover, notwithstanding the tax allocation and indemnification agreement, Federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent E-Z-EM or other members of the group fail to make any Federal income tax payments required of them by law, we could be liable for the shortfall.

Provisions in our charter documents, our rights plan, Delaware law and tax considerations related to the distribution by E-Z-EM may delay or prevent a change in control.

Provisions in our amended and restated certificate of incorporation and bylaws, our stockholder rights plan and under Delaware law, could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and bylaws contain the following provisions, among others, that may inhibit an acquisition of our company by a third party:

•	a classified board of directors;

•	advance notification procedures for matters to be brought before stockholder meetings;

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	the ability of our board of directors to issue up to 5,000,000 shares of preferred stock without a stockholder vote.

The issuance of stock under our stockholder rights plan could delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. Any of these restrictions could have the effect of delaying or preventing a change in control.

In addition, our master separation and distribution agreement with E-Z-EM provides that we will indemnify E-Z-EM for any taxes due if the distribution by E-Z-EM of its AngioDynamics shares fails to qualify as tax-free because of our actions or inactions. An acquisition of us by a third party could have such an effect. As a result, these tax considerations may delay or prevent a third party from acquiring us in a transaction that our stockholders may otherwise considered favorable or reduce the amount they receive as part of the transaction.

Risks Related to the Offering of our Securities

Our stock price may be volatile because of factors beyond our control, and you may lose all or a part of your investment.

Any of the following factors could affect the market price of our common stock:

•	our failure to maintain profitability;

•	the depth and liquidity of the market for our common stock;

•	future sales of common stock or the perception that sales could occur;

•	our failure to meet financial analysts’ performance expectations;

•	changes in earnings estimates and recommendations by financial analysts;

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments;

•	the loss of major customers or product or component suppliers;

•	product liability lawsuits or product recalls; and

•	general market, political and economic conditions.

In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of medical device companies. These broad market and industry factors may mutually reduce the market price of our common stock regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s attention and resources that would otherwise be used to benefit the current and future performance of our business.

Future sales of our common stock may adversely affect our stock price.

Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradeable, other than any shares sold to our affiliates. A substantial number of shares of our common stock, including an aggregate of approximately 1.6 million shares held by two affiliated stockholders, approximately 337,000 shares held by a director, and approximately 1.4 million shares issuable upon exercise of options granted under our stock option plans, are potentially available for resale in the public market (for our affiliates, in compliance with Rule 144 under the Securities Act of 1933) subject to the restrictions on sale or transfer during the lock-up period following the date of this prospectus. As restrictions on resale end, the market price of our common stock could drop significantly if the option holders exercise the options and sell the shares or are perceived by the market as intending to sell them. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

Management will have broad discretion for the use of proceeds from this offering, including the ability to apply the proceeds to uses that do not increase our operating results or market value.

We estimate that our net proceeds from this offering will be approximately $67,165,000, based on an assumed offering price of $30.06 per share, the last reported sale price of our common stock on May 9, 2006, and after deducting underwriting discounts and commissions and estimated offering expenses. Our management will retain broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which certain shareholders may object. You will not have the opportunity, as part of your investment decisions, to assess whether the net proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

There is currently only a limited public market for our common stock.

Our common stock has been quoted on the Nasdaq National Market since May 27, 2004. Historically, there has been only a limited float for our common stock and there may be difficulty in selling shares of our common stock.

We have not paid and have no plans to pay cash dividends.

We have not previously paid any cash dividends and we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, competition, trends or developments in our industries, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information incorporated by reference in this prospectus or included in this prospectus, particularly under the headings “Prospectus Summary”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used or incorporated by reference in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “seeks,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our explanation of operating trends, are based upon our current expectations and various assumptions.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained or incorporated by reference in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus and the documents we incorporate by reference, including under the heading “Risk Factors” in this prospectus. We cannot assure you that our expectations, beliefs and projections will be realized.

In addition, future trends for pricing, margins, revenue and profitability are difficult to predict in the industries in which we operate. There may also be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included or incorporated by reference in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $67,165,000, based on an assumed public offering price of $30.06 per share and after deducting the underwriting discounts and approximately $650,000 of estimated offering expenses payable by us. Each $1.00 increase or decrease in the public offering price per share would increase or decrease our gross proceeds, before underwriting discounts, commissions and offering expenses, by $2,400,000.

We will retain broad discretion in the allocation of the net proceeds of this offering. To support our growth strategy, we will use the net proceeds for possible acquisitions of complementary businesses and technologies, for working capital and for other general corporate purposes.

Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

MARKET PRICE OF COMMON STOCK

Our common stock has traded on the Nasdaq National Market under the symbol “ANGO” since May 27, 2004.

The table below sets forth, for the fiscal quarters indicated, the high and low sales prices per share as reported on the Nasdaq National Market for our common stock.

	High	Low
Fiscal 2005
First Quarter	$15.80	$11.00
Second Quarter	$16.74	$8.90
Third Quarter	$27.30	$13.35
Fourth Quarter	$23.50	$15.77

Fiscal 2006
First Quarter	$26.00	$19.00
Second Quarter	$23.46	$18.44
Third Quarter	$29.54	$19.84
Fourth Quarter (through May 9, 2006)	$31.29	$21.68

On May 9, 2006, the last reported sale price for our common stock on the Nasdaq National Market was $30.06 per share. At the close of business on May 1, 2006, there were 320 holders of record of our common stock. This number of record holders does not reflect the actual number of beneficial owners of our common stock because shares are often held in “street name” by securities dealers and others for the benefit of the beneficial owners.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain any future earnings for the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of February 25, 2006.

•	the “Actual” column shows our capitalization on a historical basis, without any adjustments to reflect subsequent or anticipated events.

•	the “As Adjusted” column shows our capitalization with adjustments to reflect receipt by us of the net proceeds from the sale of shares of common stock by us in this offering at an assumed public offering price of $30.06 per share, after deducting the underwriting discounts and commissions and offering expenses payable by us. See “Use of Proceeds.”

The information in this table does not include, as of February 25, 2006:

•	an aggregate of 1,498,827 shares of our common stock issuable upon exercise of outstanding stock options under our 1997 Stock Option Plan, our 2004 Stock and Incentive Award Plan and our two Spin-off Adjustment Stock Option Plans with a weighted average exercise price of $11.31 per share and 67,500 shares of our common stock underlying outstanding performance share awards and restricted stock units; and

•	378,589 shares of our common stock available for issuance under our 1997 Stock Option Plan and our 2004 Stock and Incentive Award Plan.

You should read this table with our “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	February 25, 2006
	Actual	As Adjusted
	(in thousands)

Cash, cash equivalents and marketable securities	$28,907	$96,072

Long-term debt, including current portion	2,980	2,980

Stockholders’ equity
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $.01 per share, 45,000,000 shares authorized, 12,434,212 shares issued and outstanding (actual), 14,834,212 shares issued and outstanding (as adjusted)	124	148
Additional paid-in capital	56,257	123,398
Retained earnings	1,108	1,108
Accumulated other comprehensive loss	(155)	(155)

Total stockholders’ equity	57,334	124,499

Total capitalization	$60,314	$127,479

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus. The consolidated statements of income data and the selected consolidated operating data for the fifty-two weeks ended May 31, 2003, May 29, 2004 and May 28, 2005, and the consolidated balance sheet data as of May 29, 2004 and May 28, 2005, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of income data and the selected consolidated operating data for the fifty-two weeks ended June 2, 2001, and June 1, 2002, and the consolidated balance sheet data as of June 2, 2001, June 1, 2002 and May 31, 2003, are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of income data and the selected consolidated operating data for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, and the consolidated balance sheet data as of February 25, 2006, are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of February 25, 2006, and results of operations for the thirty-nine weeks ended February 26, 2005 and February 25, 2006. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

	Fifty-two weeks ended					Thirty-nine weeks ended
	June 2, 2001	June 1, 2002	May 31, 2003	May 29, 2004	May 28, 2005	Feb. 26, 2005	Feb. 25, 2006
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Net sales	$23,390	$30,890	$38,434	$49,055	$60,289	$42,957	$54,859
Cost of goods sold	12,418	15,333	18,572	23,254	26,912	19,336	22,945

Gross profit	10,972	15,557	19,862	25,801	33,377	23,621	31,914

Operating expenses
Sales and marketing	7,089	8,901	11,338	13,562	16,000	11,382	15,021
General and administrative	1,875	2,317	2,777	3,565	5,080	3,753	5,181
Research and development	1,426	1,951	2,509	3,551	4,570	3,276	4,510
Loss on sale of subsidiary and related assets(a)	872	—	—	—	—	—	—

Total operating expenses	11,262	13,169	16,624	20,678	25,650	18,411	24,712

Operating profit (loss)	(290)	2,388	3,238	5,123	7,727	5,210	7,202
Other income (expense)
Interest income	71	45	38	16	304	190	549
Impairment loss on investment	—	—	—	—	(300)	(300)	—
Interest expense, net(b)	(952)	(863)	(1,021)	(758)	(150)	(113)	(103)
Other income	1	—	—	—	36	16	149

Income (loss) before income tax provision	(1,170)	1,570	2,225	4,381	7,617	5,003	7,797
Income tax provision (benefit)	(1,513)	561	1,069	1,238	3,069	2,121	2,969

Net income	$343	$1,009	$1,186	$3,143	$4,548	$2,882	$4,828

Earnings per common share:
Basic	$.04	$.11	$.13	$.34	$.39	$.25	$.39

Diluted	$.04	$.11	$.13	$.32	$.37	$.24	$.37

	Fifty-two weeks ended					Thirty-nine weeks ended
	June 2, 2001	June 1, 2002	May 31, 2003	May 29, 2004	May 28, 2005	Feb. 26, 2005	Feb. 25, 2006
	(in thousands, except share and per share data)
Weighted average number of shares used in per share calculation:
Basic	9,200,000	9,200,000	9,200,000	9,216,027	11,571,317	11,498,425	12,253,254

Diluted	9,200,000	9,337,425	9,472,233	9,838,168	12,328,783	12,192,518	12,908,800

Net cash provided by operating activities	$409	$1,206	$680	$2,500	$4,788	$2,997	$4,736
Net cash used in investing activities	1,499	(715)	(4,572)	(996)	(13,537)	(9,662)	(7,736)
Net cash provided by (used in) financing activities	(1,761)	371	3,306	(696)	21,500	20,322	1,858

	As of
	June 2, 2001	June 1, 2002	May 31, 2003	May 29, 2004	May 28, 2005	February 25, 2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities(c)	$1,948	$1,525	$2,466	$2,585	$27,099	$28,907
Working Capital	9,676	10,101	12,360	30,981	42,080	46,004
Total Assets	16,782	20,647	27,056	49,726	59,672	70,227
Non-current liabilities	15,754	15,165	19,403	3,100	2,935	2,800
Retained earnings	(13,138)	(12,129)	(10,943)	(8,268)	(3,720)	1,108
Total stockholders’ (deficit) equity	(1,309)	(295)	1,488	37,232	49,110	57,334

(a)	Loss on sale of subsidiary and related assets relates to our sale of AngioDynamics, Ltd., in July 2000. The sale was the culmination of a strategic decision to exit the cardiovascular market and focus entirely on the interventional radiology marketplace.

(b)	Interest expense, net, includes imputed interest on debt to E-Z-EM of $892 and $596 for the fifty-two weeks ended May 31, 2003 and May 29, 2004, respectively. The interest charges are treated as non-cash items for cash flow purposes and increases to additional paid-in capital. Of our indebtedness to E-Z-EM, $13,148 was capitalized prior to the completion of our initial public offering and the remaining $3,000 was repaid-in June 2004 from the proceeds of the initial public offering.

(c)	Cash, cash equivalents and marketable securities include restricted cash of $798 and $101 as of May 31, 2003 and May 29, 2004, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

AngioDynamics is a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases. We believe that we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of these diseases. For the past five fiscal years, over 95% of our net sales were from single-use, disposable products. The following table sets forth our aggregate net sales from the following product categories for our last three fiscal years and the thirty-nine weeks ended February 25, 2006:

	2003		2004		2005		Thirty-nine weeks ended February 25, 2006
	$	%	$	%	$	%	$	%
	(dollars in thousands)
Angiographic Products and Accessories	$13,701	35.6%	$15,725	32.1%	$18,106	30.0%	$15,076	27.5%
Dialysis Products	9,371	24.4	13,381	27.3	15,938	26.4	14,289	26.0
Vascular Access Products	2,656	6.9	3,309	6.7	6,886	11.4	8,655	15.8
Venous Products	2,106	5.5	5,657	11.5	7,716	12.8	7,867	14.3
PTA Products	3,048	7.9	3,410	7.0	3,729	6.2	2,901	5.3
Thrombolytic Products	2,989	7.8	3,174	6.5	3,612	6.0	3,079	5.6
Drainage Products	1,311	3.4	1,380	2.8	1,444	2.4	1,368	2.5
Other	3,252	8.5	3,019	6.1	2,858	4.8	1,614	3.0

Total	$38,434	100.0%	$49,055	100.0%	$60,289	100.0%	$54,859	100.0%

We sell our broad line of quality devices in the United States through a direct sales force comprised of 49 sales representatives, five regional managers, an eastern and a western zone director, and a vice president of sales. Outside the United States, we sell our products indirectly through a network of distributors in 34 markets. For fiscal years 2003, 2004 and 2005, 6.9%, 4.8% and 4.2%, respectively, of our net sales were in markets outside the United States.

Our growth depends in large part on the continuous introduction of new and innovative products, together with ongoing enhancements to our existing products, through internal product development, technology licensing and strategic alliances. For fiscal 2005, approximately 51% of our net sales were from products introduced in the last five years. For each of the past three fiscal years, we invested at least 6% of our net sales in research and development. Research and development expenditures were 7.6% of net sales for fiscal 2005 and we expect these expenditures to reach 8% of net sales for fiscal 2006 and remain at that level thereafter. However, downturns in our business could cause us to reduce our research and development spending.

We are seeking to grow through selective acquisitions of complementary businesses and technologies. Our cash resources are limited and, except to the extent we can use our equity securities as acquisition consideration, we may require equity or debt financing in addition to the proceeds of this offering to fund any significant acquisitions. We cannot assure you that we will be able to successfully identify or complete any such acquisitions or that any required financing will be available on terms satisfactory to us or at all.

For fiscal 2005, approximately 43% of our net sales were derived from products manufactured for us by third parties, compared to 45% for fiscal 2004. We intend to continue to manufacture more of these products in-house to achieve lower product costs and increased profitability. In 2003, we expanded our manufacturing facility to provide us with significantly greater manufacturing capacity and to accommodate additional research, development and administrative requirements. We are not currently operating our manufacturing facility at full capacity.

Our ability to further increase our profitability will depend in large part on improving gross profit margins. Factors such as changes in our product mix, new technologies and unforeseen price pressures may cause our margins to grow at a slower rate than we have anticipated or to decline.

There is significant competition among physicians to perform peripheral interventional procedures for PVD and other non-coronary diseases. We believe that the interventional radiologists and vascular surgeons who comprise our primary customer base will continue to capture a significant portion of these procedures due to several factors, including the increased focus by interventional radiologists on improving their clinical practice management skills and the increased partnering of interventional radiologists and vascular surgeons. However, as interventional procedures have gained greater acceptance, other medical specialists, particularly cardiologists, are competing for patients with peripheral vascular and other non-coronary disorders, and we expect this competition to intensify. If these physicians increase their share of interventional treatments at the expense of our primary customers, we may be at a competitive disadvantage. Several of our competitors are focused primarily on cardiology, have established relationships with cardiologists and may be better positioned than us to take advantage of any opportunities for sales to these physicians.

Through the effective date of our initial public offering, our primary sources of financing were loans and capital contributions from our former parent company, E-Z-EM, long-term bank debt and cash generated from operations. As we are no longer a subsidiary of E-Z-EM, we will not receive any further financing from E-Z-EM. In addition, to preserve the tax-free nature of our spin-off from E-Z-EM, we are, and until October 31, 2006, will be, subject to restrictions on our ability to raise capital by issuing equity or convertible debt securities, or to use our equity securities to acquire other businesses or assets.

In April 2006, we participated in an auction for a medical device company but the target company accepted the bid of the competing bidder. As a result, we incurred expenses of approximately $255,000 in connection with our unsuccessful bid, which will result in greater general and administrative expenses in the fourth quarter of fiscal 2006.

Critical Accounting Policies and Use of Estimates

Our significant accounting policies are summarized in Note A to our consolidated financial statements included elsewhere in this prospectus. While all these significant accounting policies affect the reporting of our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates. The accounting policies identified as critical are as follows:

Revenue Recognition

We recognize revenue in accordance with generally accepted accounting principles as outlined in the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition,” which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. Decisions relative to criterion (iii) regarding collectibility are based upon our judgments, as discussed under “Accounts Receivable” below, and should conditions change in the future and cause us to determine this criterion is not met, our results of operations may be affected. We recognize revenue as products are shipped, based on F.O.B. shipping point terms when title passes to customers. We negotiate shipping and credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved by us, and customers may be subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and have at least 12 months remaining prior to its expiration date.

Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. We continuously monitor aging reports, collections and payments from customers, and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we identify. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that the same credit loss rates will be experienced in the future. We write off accounts receivable when they become uncollectible. For the period from the beginning of fiscal 2003 to February 25, 2006, our write offs of accounts receivable aggregated $32,000.

Income Taxes

In preparing our financial statements, we calculate income tax expense for each jurisdiction in which we operate. This involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities. We periodically evaluate deferred tax assets, capital loss carryforwards and tax credit carryforwards to determine their recoverability based primarily on our ability to generate future taxable income and capital gains. Where their recovery is not likely, we estimate a valuation allowance and record a corresponding additional tax expense in our statement of income. If actual results differ from our estimates due to changes in assumptions, the provision for income taxes could be materially affected. As of February 25, 2006, our valuation allowance and net deferred tax asset were approximately $628,000 and $1.3 million, respectively. We have a tax allocation and indemnification agreement with E-Z-EM with whom we have filed consolidated Federal tax returns for periods through October 30, 2004. Under this agreement, we pay Federal income tax based on the amount of taxable income we generate and are credited for Federal tax benefits we generate that can be used by us or other members of the consolidated group. This agreement does not cover tax liabilities arising from state, local and other taxing authorities to whom we report separately.

Inventories

We value inventories at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration dating and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of May 31, 2003, May 29, 2004, May 28, 2005, and February 25, 2006, our reserves for excess and obsolete inventory were $676,000, $885,000, $779,000 and $1.2 million, respectively.

Property, Plant and Equipment

We state property, plant and equipment at cost, less accumulated depreciation, and depreciate these assets principally using the straight-line method over their estimated useful lives. We determine this based on our estimates of the period over which the assets will generate revenue. We evaluate these assets for impairment annually or as changes in circumstances or the occurrence of events suggest the remaining value is not recoverable. Any change in condition that would cause us to change our estimate of the useful lives of a group or class of assets may significantly affect depreciation expense on a prospective basis.

Results of Operations

Our fiscal years ended May 31, 2003, May 29, 2004, and May 28, 2005, represent fifty-two weeks. Our operating results for fiscal 2003, 2004 and 2005, and for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, are expressed as a percentage of total net sales in the following table.

	Fifty-two weeks ended			Thirty-nine weeks ended
	May 31, 2003	May 29, 2004	May 28, 2005	Feb. 26, 2005	Feb. 25, 2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	48.3	47.4	44.6	45.0	41.8

Gross profit	51.7	52.6	55.4	55.0	58.2

Operating expenses
Sales & marketing	29.5	27.7	26.6	26.5	27.5
General & administrative	7.2	7.3	8.4	8.8	9.4
Research and development	6.5	7.2	7.6	7.6	8.2

Total operating expenses	43.2	42.2	42.6	42.9	45.1

Operating profit	8.5	10.4	12.8	12.1	13.1

Other income (expenses)
Interest income	0.1	0.1	0.5	0.4	1.0
Interest (expense)	(2.7)	(1.6)	(0.3)	(0.3)	(0.2)
Other, Net	0.0	0.0	(0.4)	(0.6)	0.3

Income before income tax provision	5.9	8.9	12.6	11.6	14.2
Income tax provision	2.8	2.5	5.1	4.9	5.4

Net income	3.1%	6.4%	7.5%	6.7%	8.8%

Thirty-nine weeks ended February 25, 2006 and February 26, 2005

Net sales. Net sales consist of revenue derived from the sale of our products and related freight charges, less discounts and returns. Net sales for the thirty-nine weeks ended February 25, 2006, or the fiscal 2006 period, increased by 27.7%, or $11.9 million, to $54.9 million, compared to the thirty-nine weeks ended February 26, 2005, or the fiscal 2005 period. The increase in net sales was primarily due to the continued growth from new products released in, or subsequent to, the fiscal 2005 period as well as the continuing market share gains of our existing product lines. Faster growing products included our vascular access line, for which sales increased 93.5%, or $4.2 million, due primarily to the continued growth of our MORPHEUS CT PICC; dialysis products, for which sales increased by 19.8%, or $2.4 million; venous products, for which sales increased by 55.0%, or $2.8 million; and angiographic products, for which sales increased 14.8%, or $1.9 million. Net sales to non-U.S. markets for the fiscal 2006 period were $2.3 million, or 4.2% of net sales, compared to $2.0 million, or 4.5% of net sales, for the fiscal 2005 period. This increase was due to increased unit sales of angiographic products. All of the increase in our net sales was due to increased unit sales.

Gross profit. Gross profit consists of net sales less the cost of goods sold, which includes the cost of materials, products purchased from third parties and sold by us, manufacturing personnel, freight, business insurance, depreciation of property and equipment and other manufacturing overhead. For the fiscal 2006 period, gross profit as a percentage of sales increased to 58.2% from 55.0% for the fiscal 2005 period. The increase in gross margin percentage was due to a favorable product mix resulting from increased sales of higher margin products, such as our EvenMore catheter, the VenaCure procedure kit, and the MORPHEUS CT PICC, and production efficiencies resulting from continuing efforts to streamline the manufacturing process.

Selling and marketing expenses. Sales and marketing expenses consist primarily of the costs of salaries, commissions, travel and entertainment, attendance at medical society meetings, and advertising and product promotions and samples. Selling and marketing expenses were 27.5% of net sales for the fiscal 2006 period, compared to 26.5% for the fiscal 2005 period. For the fiscal 2006 period, selling and marketing expenses increased 32.0%, or $3.6 million, compared to the fiscal 2005 period. Selling expenses increased 38.8%, or $3.1 million, due to personnel expenses related to the increased number of territories and commissions on higher sales as well as product promotions and samples. Marketing expenses increased 15.4%, or $507,000, due to increased personnel costs, promotions, professional society membership fees and convention expenses.

General and administrative expenses. General and administrative expenses include corporate, finance, human resources, administrative and professional fees, as well as information technology expenses. General and administrative expenses were 9.4% of net sales for the fiscal 2006 period, compared to 8.8% for the fiscal 2005 period. For the fiscal 2006 period, these expenses increased 38.0%, or $1.4 million, partially due to increased legal and consulting fees, accounting fees for audit and quarterly reviews, income tax return filings, and internal controls review required by Section 404 of the Sarbanes-Oxley Act, as well as computer supplies and amortization expense related to a recently implemented business software platform. Non-recurring consulting fees incurred in connection with our initial efforts to comply with Section 404 of the Sarbanes-Oxley Act comprised $239,000 of this increase, or 0.4% of net sales for the fiscal 2006 period.

Research and development expenses. Research and development expenses include costs to develop new products, enhance existing products, validate new and enhanced products and register, maintain and defend our intellectual property. Research and development expenses were 8.2% of net sales for the fiscal 2006 period, compared to 7.6% for the fiscal 2005 period. R&D expenses increased by 37.7%, or $1.2 million, due to expenses associated with ongoing projects.

Other income (expenses). Other income (expenses) primarily includes interest income and interest expenses. Other income increased $802,000 to $595,000 for the fiscal 2006 period, due to an increase in interest income of $359,000. Both an increase in our investment portfolio and higher yields contributed to this increase. Other income for the fiscal 2006 period also included realized gains on the sale of marketable securities totaling $133,000. This fiscal 2005 period included an impairment charge of $300,000 related to our investment in Surgica Corporation.

Income taxes. Our effective tax rate for the fiscal 2006 period was 38.1%, compared to 42.4% for the fiscal 2005 period. The decrease is attributable to research and development credits recorded in the fiscal

2006 period, plus a decrease in state taxes compared to the fiscal 2005 period, which included a catch-up provision for states in which we had recently attained a taxable presence. Additionally, the fiscal 2005 period included a non-deductible capital loss. These decreases were offset by additional income taxes incurred in the fiscal 2006 period under our tax sharing arrangement with E-Z-EM in connection with E-Z-EM’s filing of the consolidated fiscal 2005 Federal income tax return, which included our taxable income prior to our spin-off from E-Z-EM.

Fiscal years ended May 28, 2005 and May 29, 2004

Net sales. For fiscal 2005, net sales were $60.3 million, an increase of $11.2 million, or 22.9%, compared to fiscal 2004. Sales increased across all of our principal product lines for fiscal 2005. The increase in our net sales was due to new product introductions, the expansion of our domestic sales force and increased sales of our existing product lines. Sales of vascular access products, featuring our MORPHEUS CT PICC, increased by $3.6 million. Sales of dialysis catheters increased by $2.6 million, principally due to our introduction of the Dura-Flow and EvenMore chronic dialysis catheters. Sales of angiographic products and accessories increased by $2.3 million. Our VenaCure products, which are used in the treatment of varicose veins, accounted for $2.1 million of the increase in our net sales for fiscal 2005. Sales of PTA balloon dilation catheters, thrombolytic products, and drainage products in the aggregate accounted for $0.6 million of the increase in our net sales for fiscal 2005. Net sales to non-U.S. markets for fiscal 2005 were $2.5 million, or 4.2% of net sales, compared to $2.3 million, or 4.8% of net sales, for fiscal 2004. This increase was due to higher unit sales of angiographic and dialysis products. Price increases were not a significant factor in the increase of our net sales.

Gross profit. Gross profit for fiscal 2005 increased by $7.6 million, or 29.4%, to $33.4 million, compared to fiscal 2004. As a percentage of net sales, gross profit increased to 55.4% for fiscal 2005 from 52.6% for fiscal 2004. The improvement in our gross profit margin was due to increased sales volume, a favorable product mix compared to the prior fiscal year, and improved manufacturing efficiencies.

Sales and marketing. Sales and marketing expenses were $16.0 million for fiscal 2005, an increase of $2.4 million, or 18.0%, compared to fiscal 2004. Selling expenses increased due to an expansion of our domestic sales force and to other costs related to the increase in net sales, including increased commissions, promotions and samples, meals and entertainment, and travel and lodging. During fiscal 2005, we added six new domestic sales representatives, bringing the total to 40, and one regional sales manager, bringing the total to six. Marketing expenses increased principally due to hiring of additional personnel to support customer orders and VenaCure marketing efforts. As a percentage of net sales, sales and marketing expenses were 26.6% and 27.7% for fiscal 2005 and fiscal 2004, respectively.

General and administrative. General and administrative expenses increased to $5.1 million for fiscal 2005, an increase of $1.5 million, or 42.5%, compared to fiscal 2004. This increase was principally due to increased professional fees associated with being a public company and increased compensation expenses. As a percentage of net sales, general administrative expenses were 8.4% and 7.3% for fiscal 2005 and fiscal 2004, respectively.

Research and development. Research and development expenses increased to $4.6 million for fiscal 2005, an increase of $1.0 million, or 28.7%, from fiscal 2004. This increase was due primarily to increased personnel in both our research and development departments and expanded efforts to maintain and register our intellectual property assets. As a percentage of net sales, research and development expenses were 7.6% and 7.2% for fiscal 2005 and fiscal 2004, respectively.

Other income (expenses). For fiscal 2005, other income (expenses) decreased to a net expense of $110,000 from a net expense of $742,000 for fiscal 2004. This decrease was primarily due to the elimination of interest expense on indebtedness to E-Z-EM, on which we recorded imputed interest charges of $596,000 for fiscal 2004, and additional interest income of $288,000, which were offset by an impairment loss of $300,000. The imputed interest charges were treated as non-cash items for cash flow purposes and as increases to additional paid-in capital. As a percentage of net sales, other expenses, net, were 0.2% and 1.5% for fiscal 2005 and fiscal 2004, respectively.

Income tax. Our effective income tax rates for fiscal 2005 and fiscal 2004 were 40.3% and 28.3%, respectively, compared to the Federal statutory rate of 34.0%. In both fiscal years, we recorded expenses that were non-deductible for Federal income tax purposes. Further, in fiscal 2004, the effect of non-deductible expenses was partially offset by utilization of capital loss carryforwards for which no tax benefit was previously recorded. The tax benefit of the utilization of these carryforwards increased income by $692,500, or $0.07 per diluted share.

Fiscal years ended May 29, 2004 and May 31, 2003

Net sales. For fiscal 2004, net sales were $49.1 million, an increase of $10.6 million, or 27.6%, compared to fiscal 2003. Sales increased across all of our principal product lines for fiscal 2004 compared to fiscal 2003. The increase in our net sales was due to new product introductions, the expansion of our domestic sales force and increased sales of our existing product lines. Sales of dialysis products for fiscal 2004 increased by $4.0 million, principally due to our introduction of the Dura-Flow chronic dialysis catheter in September 2002. Our VenaCure products were introduced in June 2002 and accounted for $3.6 million of the increase in our net sales for fiscal 2004. Sales of angiographic products and accessories, vascular access products, PTA products, and thrombolytic, drainage and all other products in the aggregate accounted for $3.0 million of the increase in our net sales for fiscal 2004. Net sales to non-U.S. markets for fiscal 2004 were $2.3 million, or 4.8% of net sales, compared to $2.7 million, or 6.9% of net sales, for fiscal 2003. This decrease is due to lower sales of angiographic products resulting from increased pricing competition. Price increases were not a significant factor in the increase of our net sales.

Gross profit. Gross profit for fiscal 2004 increased by $5.9 million, or 29.9%, to $25.8 million, compared to fiscal 2003. As a percentage of net sales, gross profit increased to 52.6% for fiscal 2004, from 51.7% for fiscal 2003. Improvement in gross profit margins was due to increased sales volume, a favorable product mix and improved manufacturing efficiencies.

Sales and marketing. Sales and marketing expenses were $13.6 million for fiscal 2004, an increase of $2.2 million, or 19.6%, compared to fiscal 2003. Selling expenses increased due to an expansion of our domestic sales force and to other costs related to the increase in net sales, including increased commissions, promotions and samples, meals and entertainment, and travel and lodging. During fiscal 2004, we added three new domestic sales representatives, bringing the total to 34, and one regional sales manager, bringing the total to five. Marketing expenses increased principally due to hiring of additional personnel to support customer orders and VenaCure marketing efforts. As a percentage of net sales, sales and marketing expenses were 27.7% and 29.5% for fiscal 2004 and fiscal 2003, respectively.

General and administrative. General and administrative expenses increased by $788,000, or 28.4%, to $3.6 million for fiscal 2004, compared to fiscal 2003. This increase was principally due to increased professional fees, related in large part to our initial public offering, overhead costs associated with the expansion of our facility in Queensbury and increased compensation expenses. As a percentage of net sales, general administrative expenses were 7.3% and 7.2% for fiscal 2004 and fiscal 2003, respectively.

Research and development. Research and development expenses increased by $1.0 million, or 41.5%, to $3.6 million for fiscal 2004, from fiscal 2003. This increase was due primarily to hiring additional personnel in both our research and development departments and expanded efforts to maintain and register our intellectual property assets. As a percentage of net sales, research and development expenses were 7.2% and 6.5% for fiscal 2004 and fiscal 2003, respectively.

Other income (expenses). For fiscal 2004, other income (expenses) decreased to a net expense of $742,000 from a net expense of $983,000 for fiscal 2003. This decrease was due to lower interest expense on our indebtedness to E-Z-EM, which resulted from lower prevailing interest rates when the notes payable to E-Z-EM were renewed as they became due throughout the year. Although E-Z-EM waived interest charges on this debt, we recorded imputed interest charges of $596,000 and $892,000 for fiscal 2004 and fiscal 2003, respectively. These charges are treated as non-cash items for cash flow purposes and as increases to additional paid-in capital. As a percentage of net sales, other expenses, net, were 1.5% and 2.6% for fiscal 2004 and fiscal 2003, respectively.

Income tax. Our effective income tax rates for fiscal 2004 and fiscal 2003 were 28.3% and 47.4%, respectively, compared to the Federal statutory rate of 34.0%. In both fiscal years, we recorded expenses that were non-deductible for Federal income tax purposes, principally the imputed interest expense on our indebtedness to E-Z-EM, which contributed to our higher than statutory effective tax rate. Further, in fiscal 2004, the effect of non-deductible expenses was partially offset by utilization of capital loss carryforwards for which no tax benefit was previously recorded. The tax benefit of the utilization of these carryforwards increased income by $692,500 or $0.07 per diluted share.

Liquidity and Capital Resources

During the past three years, we have financed our operations primarily through cash flow from operations, the proceeds of our initial public offering in 2004, and long-term debt. As of February 25, 2006, $28.9 million, or 41.2%, of our assets consisted of cash, cash equivalents and marketable securities. Marketable securities are comprised of corporate bonds and U.S. government issued or guaranteed securities. Our current ratio was 5.6 to 1, with working capital of $46.0 million, as of February 25, 2006, compared to a current ratio of 6.5 to 1, with net working capital of $42.1 million, as of May 28, 2005. As of February 25, 2006, total debt was $3.0 million, comprised of short and long-term bank debt for financing our facility expansion in Queensbury, New York. Total debt was $3.1 million at May 28, 2005.

For fiscal 2005 and 2004, capital expenditures were funded by cash provided by operations. For the thirty-nine weeks ended February 25, 2006, we funded our capital expenditures and working capital requirements with cash from operations, except for installment payments totalling $2.4 million under a supply and distribution agreement that was made from the proceeds of our initial public offering.

Through May 26, 2004, our primary sources of financing were loans and capital contributions from E-Z-EM. At May 29, 2004, May 31, 2003 and June 1, 2002, notes payable to E-Z-EM were $3.0, $16.2 and $16.2 million respectively. Under our master separation and distribution agreement with E-Z-EM, E-Z-EM capitalized $13.1 million of this amount on May 26, 2004 and we repaid the remaining $3.0 million of debt in June 2004 with part of the proceeds from our initial public offering. We will not receive any additional financing from E-Z-EM. Effective June 2, 2002 and through May 29, 2004, E-Z-EM agreed to waive interest payments on these notes. However, we recorded imputed interest charges for fiscal 2004 and 2003 of $596,000 and $892,000, respectively. These imputed interest charges were treated as non-cash items for cash flow purposes and as increases in additional paid-in capital.

Net capital expenditures, primarily for facility expansion and machinery and equipment, were $1.8 million in fiscal 2005, compared to $1.6 million in fiscal 2004, and $4.1 million for fiscal 2003. Of the fiscal 2003 expenditures, $3.0 million was for the expansion of our headquarters and manufacturing facility. This expansion was substantially completed during the fourth fiscal quarter of 2004 at an approximate cost of $3.7 million, of which $3.5 million was financed by industrial revenue bonds. To secure this financing, we entered into agreements with local municipalities, a bank, a trustee and a remarketing agent. These agreements are referred to as the IDA agreements. The proceeds of the bonds were advanced as construction occurred. The bonds reprice every seven days and are resold by a Remarketing Agent. The bonds bear interest based on the market rate on the date the bonds are repriced and require quarterly principal payments ranging from $25,000 to $65,000 plus accrued interest through May 2022. We entered into an interest rate swap with a bank to convert the initial variable rate payments to a fixed interest rate of 4.45% per annum. The IDA agreements contain financial covenants relating to fixed charge coverage and interest coverage. At February 25, 2006, we were in compliance with these covenants. The outstanding debt is collateralized by a letter of credit ($3.0 million as of February 25, 2006) and a first mortgage on the land, building and equipment comprising our facility in Queensbury, and we are required to pay an annual fee ranging from 1.0% to 1.9% of the outstanding balance depending on our financial results. The current fee is 1.0% and is in effect until August 2006. The debt covenants related to the industrial revenue bond financing and our bank line of credit, and the collateralization of substantially all of our assets to secure these financings, may restrict our ability to obtain debt financing in the future.

We are also restricted in our ability to obtain equity financing due to the distribution by E-Z-EM of our stock to its stockholders, which was completed on October 30, 2004. We are limited in the amount of equity securities or convertible debt we can issue generally in the two years following the stock distribution by E-Z-EM in order to preserve the tax-free treatment of the distribution and avoid tax liabilities to E-Z-EM and its stockholders and corresponding liabilities to us. Specifically, we are limited to issuing no more than approximately 5.5 million shares of our common stock, including the shares included in this offering, in capital raising transactions over this period. These factors could limit our sources of capital in the future.

On November 23, 2005, we replaced our $3.0 million bank line of credit with a $7.5 million line of credit facility with KeyBank National Association, with a maturity date of November 30, 2006. The new line of credit carries the same annual facility fee as our previous agreement. Based on our financial strength, we were able to increase the amount of funds available to us at no additional expense. The initial advance under the line of credit will bear interest at the rate of LIBOR plus 175 basis points (the “LIBOR rate”). Thereafter, the interest rate will be adjusted monthly at our election, to either the then-current LIBOR rate or the KeyBank prime rate. Accrued interest is payable monthly, and all outstanding principal amounts are payable at maturity, subject to a requirement to pay the outstanding principal balance and maintain a zero outstanding balance for at least one 30-day period during the term of the line of credit. All outstanding amounts under the line of credit are immediately due and payable upon any payment default or other default under the security agreement with the bank. No amounts were outstanding under the line of credit as of February 25, 2006.

Our contractual obligations as of May 28, 2005 are set forth in the table below. We have no variable interest entities or other off-balance sheet obligations.

	Cash Payments Due By Period as of May 28, 2005
	Total	Less than One Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Contractual Obligations:
Notes Payable to Bank	$3,100	$165	$380	$350	$2,205
Operating Leases(1)	244	75	137	32	—
Consulting Contracts(1)	67	42	25	—	—

	$3,411	$282	$542	$382	$2,205

(1)	The non-cancelable leases and consulting contracts are not reflected on our consolidated balance sheet under generally accepted accounting principles in the United States of America.

As of February 25, 2006, there were no material changes with respect to our contractual obligations and their effect on liquidity and cash flows.

We believe that the net proceeds from this offering, together with our current cash and investment balances, cash generated from operations and our existing line of credit will provide sufficient liquidity to meet our anticipated needs for capital for at least the next 12 months. However, if we seek to make significant acquisitions of other businesses or technologies, we may require additional financing. We cannot assure you that such financing will be available on commercially reasonable terms, if at all.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces the Accounting Practice Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” to require retrospective application to prior periods’ financial statements of changes in accounting principles. The provisions of SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”). SFAS 153 amends Accounting Practice Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of SFAS 153 are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on our financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing,” to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation (“SFAS 123(R)”).” SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. The adoption of this new accounting pronouncement is expected to have a material impact on our financial statements commencing with the first quarter of our fiscal year ending June 2, 2007.

In December 2004, the FASB issued Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FAS 109”).” The Staff Position clarifies that the tax deduction for the qualified domestic production activities provided by the American Jobs Creation Act of 2004 (the “Act”) should be accounted for as a special deduction under FAS 109 as opposed to a tax-rate deduction. The phase-in of the tax deduction begins with qualifying production activities for the year ending December 31, 2005. The Act replaces the extraterritorial income (ETI) tax incentive with a domestic manufacturing deduction. The Company has not determined the impact of this pronouncement at this time.

BUSINESS

Company Overview

We are a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases. Unlike several of our competitors that focus on the treatment of coronary diseases, we believe that we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of these diseases.

AngioDynamics was founded in 1988 as a division of E-Z-EM, a leading developer and manufacturer of gastrointestinal contrast agents and related imaging accessories. E-Z-EM is a public company that is traded on The Nasdaq National Market under the symbol “EZEM”. In 1992, AngioDynamics was organized in the State of Delaware as a wholly owned subsidiary of E-Z-EM under the name A.D., Inc. In 1996, E-Z-EM transferred the business of its A.D. division to this subsidiary and we changed our name to AngioDynamics, Inc. In June 2004, we completed the initial public offering of our shares of common stock. The offering consisted of 2,242,500 shares (including 292,500 shares issued pursuant to the underwriters’ over-allotment option) at an initial public offering price of $11.00 per share. As a result of the offering, E-Z-EM, Inc. held 80.4% of our shares. On October 30, 2004, E-Z-EM distributed all of its shares of AngioDynamics common stock to its stockholders.

General

Our current product lines consist primarily of angiographic products and accessories, dialysis products, vascular access products, venous products, PTA products, thrombolytic products and drainage products.

Our principal competitive advantages are our dedicated market focus, established brands and innovative products. We believe our dedicated focus enhances patient care and engenders loyalty among our customers. As a provider of interventional devices for over a decade, we believe we have established AngioDynamics as a recognized brand in our target markets. We collaborate frequently with leading interventional physicians in developing our products and rely on these relationships to further support our brands. Our chief executive officer is the only business executive from the medical device industry to serve on the Strategic Planning Committee of the Society of Interventional Radiology. This appointment provides us with awareness of emerging clinical trends, high visibility among interventional physicians and opportunities to understand and influence the evolution of interventional therapies.

We sell our broad line of quality devices for minimally invasive therapies in the United States through a direct sales force of 49 sales representatives, five regional sales managers, an eastern and a western zone director, and a vice president of sales. We also sell our products in 34 non-U.S. markets through a distributor network. We support our customers and sales organization with a marketing staff that includes product managers, customer service representatives, a clinical specialist and a laser specialist. Our dedicated sales force and growing portfolio of products have contributed to our strong sales growth.

Peripheral Vascular Disease

Peripheral vascular disease encompasses a number of conditions in which the arteries or veins that carry blood to or from the legs, arms or non-cardiac organs become narrowed, obstructed or stretched. Structural deterioration in the blood vessels due to aging and the accumulation of atherosclerotic plaque results in restricted or diminished blood flow. Common symptoms include numbness, tingling, persistent pain or cramps in the extremities and deterioration of organ function, such as renal failure or intestinal malabsorption. Common PVDs also include venous insufficiency, a malfunction of one or more valves in the leg veins, which often leads to painful varicose veins and/or potentially life-threatening blood clots, and abdominal aortic aneurysms, or AAA, a ballooning of the aorta, which can lead to a potentially fatal rupture. Individuals who are over age 50, smoke, are overweight, have lipid (i.e., cholesterol) disorders, are diabetic or have high blood pressure, are at the greatest risk of developing PVD.

Peripheral Interventional Medicine

Peripheral interventional medicine involves the use of minimally invasive, image-guided procedures to treat peripheral vascular and other non-coronary diseases. In these procedures, x-rays, ultrasound, MRI and other diagnostic imaging equipment are used to guide tiny instruments, such as catheters, through blood vessels or the skin to treat diseases. Increasing use of these techniques has accompanied advances in device designs and imaging technologies that enable physicians to diagnose and treat peripheral disorders in a much less invasive manner than traditional open surgery. Interventional procedures are generally less traumatic and less expensive, as they involve less anesthesia, a smaller incision and a shorter recovery time.

Peripheral interventional procedures are performed primarily by physicians specially trained in minimally invasive, image-guided techniques. This group of interventional physicians includes interventional radiologists, vascular surgeons and others. Interventional radiologists are board certified radiologists who are fellowship trained in image-guided, percutaneous (through the skin) interventions. These physicians historically have developed many interventional procedures, including balloon angioplasty, vascular stenting and embolization, and perform the majority of peripheral interventional procedures. There are currently more than 5,000 interventional radiologists in the United States performing over four million procedures annually. Vascular surgeons have traditionally been trained for open surgical repair of arterial and venous disorders. A large number are now increasingly performing interventional procedures, and accredited vascular surgery training programs now generally require instruction in interventional, image-guided peripheral vascular procedures. Increasingly, interventional radiologists and vascular surgeons are forming joint practices to capture additional patient referrals by providing a broader range of interventional treatments. Other physicians who perform peripheral interventional procedures include interventional cardiologists and interventional nephrologists.

Products

Our current product offerings consist of the following product categories:

	2005		Thirty-nine weeks ended February 25, 2006
Products	Net Sales $	% of Net Sales	Net Sales $	% of Net Sales
	(dollars in thousands)

Angiographic Products and Accessories	$18,106	30.0%	$15,076	27.5%
Dialysis Products	15,938	26.4	14,289	26.0
Vascular Access Products	6,886	11.4	8,655	15.8
Venous Products .	7,716	12.8	7,867	14.3
PTA Products	3,729	6.2	2,901	5.3
Thrombolytic Products	3,612	6.0	3,079	5.6
Drainage Products	1,444	2.4	1,368	2.5
Other	2,858	4.8	1,624	3.0

Total	$60,289	100.0%	$54,859	100.0%

All products discussed below have been cleared for sale in the United States by the U.S. Food and Drug Administration, or the FDA.

We have registered a number of marks with the U.S. Patent and Trademark Office, including AngioDynamics, Pulse*Spray, MORPHEUS CT, EVENMORE, ABSCESSION, TOTAL ABSCESSION, SPEEDLYSER, ANGIOFLOW, HYDRO-TIP, MEMORY TIP, SOS OMNI and SOFT-VU. This prospectus also contains trademarks of companies other than AngioDynamics.

Angiographic Products and Accessories

Angiographic products and accessories are used during virtually every peripheral vascular interventional procedure. These products permit interventional physicians to reach targeted locations within the vascular system to deliver contrast media for visualization purposes and therapeutic agents and devices, such as stents or PTA balloons. Angiographic products consist primarily of angiographic catheters, but also include entry needles and guidewires specifically designed for peripheral interventions, and fluid management products.

We manufacture four lines of angiographic catheters that are available in over 500 tip configurations and lengths, either as standard items or made to order, and an advanced guidewire.

•	SOFT-VU®. Our proprietary SOFT-VU technology incorporates a soft, atraumatic tip, which is easily visualized under fluoroscopy.

•	ANGIOPTIC™. The ANGIOPTIC line is distinguished from other catheters because the entire instrument is highly visible under fluoroscopy.

•	ACCU-VU™. The ACCU-VU is a highly visible, accurate sizing catheter to determine the length and diameter of a vessel for endovascular procedures. ACCU-VU provides a soft, highly radiopaque tip with a choice of platinum radiopaque marker patterns along the shaft for enhanced visibility and accuracy. Sizing catheters are used primarily in preparation for aortic aneurysm stent-grafts, percutaneous balloon angioplasty, peripherally placed vascular stents and vena cava filters.

•	MARINER™. The MARINER is a hydrophilic-coated angiographic catheter. It uses our patented SOFT-VU catheter technology to deliver contrast media to anatomy that is difficult to reach. The advanced hydrophilic coating technology significantly reduces catheter surface friction, providing smoother navigation through challenging vasculature with optimal handling and control.

•	AQUALiner®. The AQUALiner is a technologically advanced guidewire. This guidewire is used to provide access to difficult to reach locations in interventional procedures requiring a highly lubricious wire. The AQUALiner guidewire incorporates proprietary advanced coating technology that allows smooth frictionless navigation.

We offer several angiographic accessories to support our core angiographic catheter line. These products include standard entry needles and uncoated, Teflon-coated and hydrophilic-coated guidewires. We also manufacture several lines of products used to administer fluids and contain blood and other biological wastes encountered during an interventional procedure. Our major competitors in the peripheral angiographic market are Boston Scientific Corporation, Cook Incorporated and Cordis Corporation, a subsidiary of Johnson & Johnson Inc.

Dialysis Products

We market a complete line of dialysis products that provide short- and long-term vascular access for dialysis patients. Dialysis, or cleaning of the blood, is necessary in conditions such as acute renal failure, chronic renal failure and end-stage renal disease, or ESRD. The kidneys remove excess water and chemical wastes from blood, permitting clean blood to return to the circulatory system. When the kidneys malfunction, waste substances cannot be excreted, creating an abnormal buildup of wastes in the bloodstream. Dialysis machines are used to treat this condition. Dialysis catheters, which connect the patient to the dialysis machine, are used at various stages in the treatment of every dialysis patient.

We currently offer five high-flow dialysis catheters.

•	Schon™. The Schon chronic dialysis catheter is designed to be self-retaining, deliver high flow rates and provide patient comfort. The Schon is for long-term use.

•	EVENMORE™. The EVENMORE is our first internally manufactured catheter. It is a low profile end-hole design catheter that provides very efficient dialysis. It was designed for long-term use with our proprietary Durathane™ shaft, which offers high resistance to chemicals used to clean the insertion site.

•	Dura-Flow™. The Dura-Flow chronic dialysis catheter is designed to be durable, maximize flow rates and provide for easier care and site maintenance. The Dura-Flow chronic dialysis catheter is for long-term use.

•	Schon XL®. The Schon XL acute dialysis catheter is designed to be kink resistant, deliver high flow rates, offer versatile positioning and provide patient comfort. Schon XL is for short-term use.

•	Dynamic Flow™. Our Dynamic Flow chronic dialysis catheter is designed for long-term use in dialysis patients. It features a Durathane shaft that offers higher chemical resistance than polyurethane, simplifying site care requirements. The Dynamic Flow also features a split tip design and a proximal shaft that reduces the chance of kinking after it reaches placement.

We purchase from Medcomp and resell under our name our Schon, Schon XL and Dura-Flow dialysis catheters under an exclusive worldwide license. We also purchase Dynamic Flow catheters under a non-exclusive license from Medcomp. Our agreement with Medcomp expires on June 24, 2009 and extends automatically for an additional five-year term if, throughout the initial term, we satisfy the minimum purchase requirements specified in the agreement. For products for which we have an exclusive license (i.e., Schon, Schon XL, but not Dura-Flow, which has no minimum purchase requirements), Medcomp may terminate our exclusive rights if we fail to purchase at least 90% of the minimum purchase requirements specified in the agreement. If our agreement with Medcomp is automatically extended for an additional five-year term, those minimum purchase requirements will be 10% higher than the previous year’s requirements. These exclusive rights will automatically terminate if we fail to purchase more than 60% of the minimum purchase requirements. Also, Medcomp may terminate all of our rights to a product if we fail to purchase more than 40% of the minimum purchase requirements specified for that product. To date, we have met the minimum purchase requirements under contract for Schon and Schon XL, and we anticipate that we will be able to continue to purchase the minimum quantities required in order to maintain our exclusive rights.

Boston Scientific, C.R. Bard, Inc., Kendall Healthcare Products, a subsidiary of Tyco International Ltd., and Medcomp, are our major competitors in the development, production and marketing of dialysis catheters.

Vascular Access Products

Image-guided vascular access, or IGVA, involves the use of advanced imaging equipment to guide the placement of catheters that deliver primarily short-term drug therapies, such as chemotherapeutic agents and antibiotics, into the central venous system. Delivery to the circulatory system allows drugs to mix with a large volume of blood as compared to intravenous drug delivery into a superficial vessel. IGVA procedures include the placement of percutaneously inserted central catheter lines, or PICC lines, implantable ports and central venous catheters, or CVCs.

Our vascular access products include:

•	MORPHEUS® CT PICC. These PICC lines provide short- or long-term peripheral access to the central venous system for intravenous therapy and power injections of contrast media. They are constructed of a biocompatible and durable material called Durathane, and have increased stiffness from the proximal end to the distal end, which provides ease of use and enhanced patient safety and comfort. These products are intended for use with CT injectors, allowing physicians to use the existing PICC for both medications and CT imaging, avoiding the need for an additional access site.

•	MORPHEUS® CT PICC Insertion Kit. In May 2006, we introduced our insertion kit, which allows our Morpheus CT PICC to be inserted at a patient’s bedside instead of in the hospital radiology suite, which is the current practice. The kit was specifically designed for interventional radiologists, nurse practitioners, physician assistants and radiology technicians who perform placement of PICC lines.

•	Micro Access Sets. Our micro access sets provide interventional physicians with a smaller introducer system for minimally invasive procedures.

•	Transjugular Access Set. Our transjugular liver access set is used to provide access in a transjugular intrahepatic portosystemic shunt (TIPS) procedure. A TIPS procedure involves placing a shunt in the liver between the hepatic and portal veins. This relives the pressure on the portal system in an effort to resolve the bleeding complications often encountered in end-stage liver failure.

Our competitors in this market include Arrow International, Inc., Boston Scientific, Cook, C.R. Bard, Deltec, Inc., a subsidiary of Smiths Group plc, and Medcomp.

Venous Products

Our venous products consist of our VenaCure products and Sotradecol.

Our VenaCure products are used in endovascular laser procedures to treat venous insufficiency of the great saphenous vein. Venous insufficiency is a malfunction of one or more valves in the leg veins. These procedures are a less invasive alternative to vein stripping for the treatment of this condition. Vein stripping is a lengthy, painful and traumatic surgical procedure that involves significant patient recovery time. In contrast, laser treatment is an outpatient procedure that generally allows the patient to quickly return to normal activities with no scarring and minimal post-operative pain.

With our VenaCure products, laser energy is used to stop the source of the pressure by ablating, or collapsing and destroying, the affected vein. The body subsequently routes the blood to other, healthy veins. Our products are sold as a system that includes a diode laser, disposable components and training and marketing materials. The diode laser is a self-contained reusable instrument. The disposable components in the system include a Sheath-Lok™ laser fiber system, our Tre-Sheath access sheath, access wires and needles. The training and marketing materials include a two-day physician training course, a comprehensive business development package and patient marketing kit.

We purchase the laser and laser fibers used in our Precision 810 and Precision 980 VenaCure products from biolitec, Inc. Under our agreement with biolitec, we have a non-exclusive license to sell the biolitec laser and laser fiber components to interventional radiologists and vascular surgeons in the United States and Canada. Our agreement with biolitec expires in April 2007. We are discussing an amended and extended agreement with biolitec, and we have identified several other vendors for the lasers and laser fibers to replace those we purchase from biolitec. biolitec sells its ELVeS 810 and ELVeS 980, which are substantially identical to the lasers in our Precision 810 and Precision 980, to customers other than interventional radiologists and vascular surgeons in the United States and Canada and distributes those products without restriction in the rest of the world. In the future, biolitec may also market its ELVeS 810 and ELVeS 980 to the interventional radiology and vascular surgery marketplace in the United States and Canada.

An important part of our focus on the peripheral vascular disease market is the treatment of varicose veins. With an estimated one-half of all Americans over the age of 60 suffering from varicose veins, the market for this treatment is large and growing. We believe that Sotradecol, a sclerosing drug that was recently approved by the FDA and that we introduced in November 2005, combined with our currently available precision drug-delivery catheter technology, such as UNI*FUSE, will become an important method of treating varicose veins. Sotradecol has been shown to be an effective treatment of small, uncomplicated varicose veins of the lower extremities, in addition to ablation of the great saphenous vein. Catheter-directed sclerotherapy has the advantages of requiring no investment in capital equipment and requires no local anesthesia because it is virtually pain free. We believe that laser-based treatment systems will continue to be an important part of the vein treatment market in the United States for some time, but that laser treatments may eventually be eclipsed by catheter-directed sclerotherapy, as has occurred in Europe. This approach to treating varicose veins has the potential for greater intellectual property protection and higher gross margins than our laser-based VenaCure products, and, most importantly, can be incorporated with some of our existing patented products. Under a supply and distribution rights agreement with Bioniche Pharma Group Limited, we have exclusive rights to market Sotradecol to interventional radiologists, vascular surgeons and general surgeons in the United States. Sotradecol is the only FDA-approved sodium tetradecyl sulfate injection currently available in the United States.

Competition for the treatment of venous insufficiency includes surgical vein stripping treatments, radiofrequency (RF) ablation, which we believe is more expensive and time consuming than laser treatment, and other laser treatments of the great saphenous vein. The leading provider for RF ablation is VNUS Medical Technologies Inc. Companies competing in the laser segment include biolitec, Diomed, Inc., Dornier MedTech GmbH, CoolTouch and Vascular Solutions, Inc.

PTA Products

PTA (percutaneous transluminal angioplasty) procedures are used to open blocked blood vessels and dialysis access sites using a catheter that has a balloon at its tip. When the balloon is inflated, the pressure flattens the blockage against the vessel wall to improve blood flow. PTA is now the most common method for opening a blocked vessel in the heart, legs, kidneys or arms.

Our PTA dilation balloons include:

•	WORKHORSE™. Our WORKHORSE product is a high-pressure balloon catheter offered in 54 configurations. While the WORKHORSE can perform other peripheral PTA procedures, we believe the device is used primarily for treating obstructed dialysis access sites.

•	WORKHORSE™ II. The WORKHORSE II is a high-pressure, non-compliant PTA balloon catheter. This product is an extension to our WORKHORSE PTA catheter, with enhanced WORKHORSE features to improve product performance during declotting procedures for dialysis access sites.

In April 2004, we introduced ANGIOFLOW®, a catheter-based flow meter that we believe is the only currently available device to measure blood flow in dialysis access sites during an access site clearing procedure. This capability allows interventional physicians to evaluate the efficacy of an access site clearing procedure while performing the procedure, thus likely improving the outcome and lessening the need for repeat procedures.

Boston Scientific, Cordis, Cook and C.R. Bard are our primary competitors in the PTA dilation market.

Thrombolytic Products

Thrombolytic catheter products are used to deliver thrombolytic agents, drugs that dissolve blood clots in dialysis access grafts, arteries, veins and surgical bypass grafts. Our thrombolytic catheter products include:

•	Pulse*Spray® and UNI*FUSE catheters. Our Pulse*Spray and UNI*FUSE catheters improve the delivery of thrombolytic agents by providing a controlled, forceful and uniform dispersion. Patented slits on the infusion catheter operate like tiny valves for an even distribution of thrombolytic agents. We believe that these slits reduce the amount of thrombolytic agents and the time necessary for these procedures, resulting in cost savings and improved patient safety.

•	SPEEDLYSER®. Our SPEEDLYSER thrombolytic catheter, which is used to deliver thrombolytic agents into obstructed dialysis grafts, features Pulse*Spray slit technology that simplifies catheter insertion and drug delivery.

Our primary competitors in this market include Cook and EV3, Inc.

Drainage Products

Drainage products percutaneously drain abscesses and other fluid pockets. An abscess is a tender inflamed mass that typically must be drained by a physician.

Our line of drainage products consists of our TOTAL ABSCESSION® general drainage catheters, which we introduced in December 2005, and ABSCESSION® general and biliary drainage catheters. These products feature our proprietary soft catheter material, which is designed for patient comfort. These catheters also recover their shape if bent or severely deformed when patients roll over and kink the catheters during sleep. Our TOTAL ABSCESSION general drainage catheter features a tamper-resistant locking mechanism known as the Vault™. This tamper-resistant locking mechanism eliminates the need to replace drainage catheters that become unlocked during routine use, thus reducing physician time and increasing patient comfort. The TOTAL ABSCESSION catheter permits aspiration while locked or unlocked, thus allowing more accurate placements and greater versatility for draining complex situations.

Our primary competitors for drainage products include Boston Scientific, Cook, and C.R. Bard.

Other

For fiscal 2005, revenues from our “Other” product category totaled $2.9 million, or 4.8% of total revenues. Of these revenues, $1.9 million were from freight charges, $317,000 were from biliary stents, $629,000 were from bulk non-sterile products and products manufactured for E-Z-EM and $78,000 were from tumor management products.

Research & Development

Our future success will depend in part on our ability to continue to develop new products and enhance existing products. We recognize the importance of, and intend to continue to make investments in, research and development. Approximately 51% of our net sales for fiscal 2005 were from products we introduced in the last five fiscal years. For fiscal 2003, 2004 and 2005, and the thirty-nine weeks ended February 25, 2006, our research and development expenditures were $2.5 million, $3.6 million, $4.6 million, and $4.5 million, respectively, and constituted 6.5%, 7.2%, 7.6% and 8.2%, respectively, of net sales. We expect that our research and development expenditures will total approximately 8.0% of net sales for fiscal 2006 and remain at that level thereafter. However, downturns in our business could cause us to reduce our research and development spending.

Our research and product development teams work closely with our sales force to incorporate customer feedback into our development and design process. We believe that we have a reputation among interventional physicians as a good partner for product development because of our tradition of close physician collaboration, dedicated market focus, responsiveness, and execution capabilities for product development and commercialization.

Competition

We encounter significant competition across our product lines and in each market in which our products are sold. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. We face competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of products. In addition, we compete with providers of other medical therapies, such as pharmaceutical companies, that may offer non-surgical therapies for conditions that are currently or in the future may be treated using our products. Our primary device competitors include: Boston Scientific, Cook, Cordis, C.R. Bard, Diomed, Medcomp and VNUS Medical. Medcomp supplies us with most of our dialysis catheters, but also competes with us by selling Dynamic Flow catheters, which we buy from them on a non-exclusive basis, and other dialysis catheters that we do not license from them. Many of our competitors have substantially greater financial, technological, research and development, regulatory, marketing, sales and personnel resources than we do. Competitors may also have greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing such products. Competitors may also obtain patent protection or regulatory approval or clearance, or achieve product commercialization, before us, any of which could materially adversely affect us.

We believe that our products compete primarily on the basis of their quality, ease of use, reliability, physician familiarity and cost-effectiveness. Generally, our products are sold at higher prices than those of our competitors. In the current environment of managed care, which is characterized by economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price. We believe that our continued competitive success will depend upon our ability to develop or acquire scientifically advanced technology, apply our technology cost-effectively across product lines and markets, develop or acquire proprietary products, attract and retain skilled development personnel, obtain patent or other protection for our products, obtain required regulatory and reimbursement approvals, manufacture and successfully market our products either directly or through outside parties, and maintain sufficient inventory to meet customer demand.

Sales and Marketing

We focus our sales and marketing efforts on interventional radiologists and vascular surgeons. There are over 5,000 interventional radiologists and 2,000 vascular surgeons in the United States. We seek to educate these physicians on the clinical efficacy, performance, ease of use, value and other advantages of our products.

As part of our education program we offer a comprehensive two-day training course offered free of charge to physicians who have purchased our VenaCure products. We use the VenaCure products training and other training programs to foster future collaboration with physicians and increase brand awareness and loyalty. We also seek to create patient awareness of this new treatment through our website, print materials and video news releases.

We promote our products through medical society meetings that are attended by interventional radiologists, vascular surgeons, interventional cardiologists and interventional nephrologists. Our attendance at these meetings is one of our most important methods of communicating with our customers. At these meetings, we receive direct feedback from customers and present new ideas and products. Our attendance at these meetings also reflects our support and commitment to the medical societies, as these societies rely on industry participation and support in order to effectively hold these meetings. The support we provide includes sponsorship of medical society research foundations, general financial support for holding these meetings, and special awards to physicians and others.

Backlog

At April 1, 2006, we had a backlog of unfilled customer orders of $62,000, compared to a backlog of $50,000 at April 1, 2005. We expect the entire backlog at April 1, 2006 will be filled during fiscal 2006. Because, historically, we ship 95% of products sold in the United States within 48 hours of receipt of the orders, we do not consider our backlog to be indicative of our future operating results.

Manufacturing

Our manufacturing facility is located in Queensbury, New York, and includes over 32,000 square feet of manufacturing and distribution space. We anticipate requiring additional manufacturing space within the next one to two years.

We manufacture certain proprietary components and assemble, inspect, test and package our finished products. By designing and manufacturing many of our products from raw materials, and assembling and testing our subassemblies and products, we believe that we can maintain better quality control, ensure compliance with applicable regulatory standards and our internal specifications, and limit outside access to our proprietary technology. We have custom-designed proprietary manufacturing and processing equipment and have developed proprietary enhancements for existing production machinery.

Our management information system includes order entry, invoicing, on-line inventory management, lot traceability, purchasing, shop floor control and shipping and distribution analysis, as well as various accounting-oriented functions. This system enables us to track our products from the inception of an order through all parts of the manufacturing process until the product is delivered to the customer. Our management information systems enable us to ship 95% of products sold in the United States within 48 hours of when an order is received.

We purchase components from third parties. Most of our components are readily available from several supply sources. We also purchase finished products from third parties. One supplier, Medcomp, currently supplies most of our dialysis catheters. Medcomp products accounted for approximately 26% of our net sales for fiscal 2005. Another supplier, biolitec, Inc., supplies us with the laser and laser fibers for our VenaCure products, which accounted for approximately 13% of net sales for fiscal 2005. To date, we have been able to obtain adequate supplies of all product and components in a timely manner from existing sources.

In fiscal 2005, 57% of our net sales were derived from products we manufactured ourselves, with the balance being derived from products manufactured for us by third parties. Our Queensbury facility is registered with the FDA and has been certified to EN 46001 and ISO 9001 standards, as well as the CMD/CAS Canadian Medical Device Regulations. ISO 9001 and EN46001 are quality system standards. ISO 9001 and EN 46001 certifications satisfy European Union regulatory requirements and thus allow us to market and sell our products in European Union countries. If we were to lose these certifications, we would no longer be able to sell our products in these countries until we made the necessary corrections to our operations or satisfactorily completed an alternate European Union approval route that did not rely on compliance with quality system standards. Our manufacturing facilities are subject to periodic inspections by regulatory authorities to ensure compliance with domestic and non-U.S. regulatory requirements. See “ — Government Regulation.”

Intellectual Property

We own 39 U.S. patents and have exclusive licenses to seven U.S. patents. Additionally, we have 28 pending U.S. patent applications. Internationally, we have 24 issued patents and 24 pending patent applications, all of which are foreign counterparts of the U.S. cases.

We believe that our success is dependent, to a large extent, on patent protection and the proprietary nature of our technology. We intend to continue to file and prosecute patent applications for our technology in jurisdictions where we believe that patent protection is effective and advisable. Generally, for products that we believe are appropriate for patent protection, we will attempt to obtain patents in the United States and other appropriate jurisdictions.

Notwithstanding the foregoing, the patent positions of medical device companies, including our company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of our pending patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will be circumvented by a more basic patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind the actual discoveries. Therefore, we cannot be certain that we were the first to invent the subject matter covered by each of our pending U.S. patent applications or that we were the first to file non-U.S. patent applications for such subject matter.

If a third party files a patent application relating to an invention claimed in our patent application, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that our patents, if issued, would be upheld as valid in court.

Third parties may claim that our products infringe their patents and other intellectual property rights. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management’s time and effort. Such claims could also cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the claim.

In January 2004, Diomed filed an action against us alleging that our VenaCure products for the treatment of varicose veins infringe on a patent held by Diomed. Diomed’s complaint seeks injunctive relief and compensatory and treble damages. In October 2005, VNUS filed a patent infringement action against several companies, one of which was AngioDynamics, seeking similar relief. In January 2006, we filed a declaratory judgement action in the U.S. District Court for the District of Delaware seeking a declaration by the court that the claims of two recently issued U.S. patents issued to Diomed are invalid. If either Diomed or VNUS is successful in its action, our results of operations could be negatively affected. See “ — Legal Proceedings” for additional details.

We rely on trade secret protection for certain unpatented aspects of our proprietary technology. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, that others will not gain access to our proprietary technology or disclose such technology, or that we can meaningfully protect our trade secrets. We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during the course of their engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions.

The laws of foreign countries generally do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

Government Regulation

The products we manufacture and market are subject to regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and, in some instances, state authorities and foreign governments.

United States FDA Regulation

Before a new medical device can be introduced into the market, a manufacturer generally must obtain marketing clearance or approval from the FDA through either a 510(k) submission (a premarket notification) or a premarket approval application, or PMA.

The 510(k) procedure is less rigorous than the PMA procedure, but is available only in particular circumstances. The 510(k) clearance procedure is available only if a manufacturer can establish that its device is “substantially equivalent” in intended use and in safety and effectiveness to a “predicate device,” which is a legally marketed device with 510(k) clearance in class I or II or grandfather status based upon commercial distribution on or before May 8, 1976. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The 510(k) clearance procedure generally takes from four to 12 months from the time of submission, but may take longer. In some cases, supporting clinical data may be required. The FDA may determine that a new or modified device is not substantially equivalent to a predicate device or may require that additional information, including clinical data, be submitted before a determination is made, either of which could significantly delay the introduction of new or modified device products. If a product does not satisfy the criteria of substantial equivalence, it is placed in class III and premarket approval is required prior to the introduction of that product into the market.

The PMA application procedure is more comprehensive than the 510(k) procedure and typically takes several years to complete. The PMA application must be supported by scientific evidence providing pre-clinical and clinical data relating to the safety and efficacy of the device and must include other information about the device and its components, design, manufacturing and labeling. The FDA will approve a PMA application only if a reasonable assurance that the device is safe and effective for its intended use can be provided. As part of the PMA application review, the FDA will inspect the manufacturer’s facilities for compliance with its Quality System Regulation, or QSR. As part of the PMA approval the FDA may place restrictions on the device, such as requiring additional patient follow-up for an indefinite period of time. If the FDA’s evaluation of the PMA application or the manufacturing facility is not favorable, the FDA may deny approval of the PMA application or issue a “not approvable” letter. The

FDA may also require additional clinical trials, which can delay the PMA approval process by several years. After the PMA is approved, if significant changes are made to a device, its manufacturing or labeling, a PMA supplement containing additional information must be filed for prior FDA approval.

Historically, our products have been introduced into the market using the 510(k) procedure and we have never had to use the more rigorous PMA procedure. No current clinical trials are pending for any of our products.

The FDA clearance and approval processes for a medical device are expensive, uncertain and lengthy. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals for any product on a timely basis or at all. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

After a product is placed on the market, the product and its manufacture are subject to pervasive and continuing regulation by the FDA. The FDA enforces these requirements by inspection and market surveillance. Our suppliers also may be subject to FDA inspection. We must therefore continue to spend time, money and effort to maintain compliance. Among other things, we must comply with the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. We must also comply with the FDA’s corrections and removal reporting regulation, which requires that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FDCA that may present a risk to health. The labeling and promotion activities for devices are subject to scrutiny by the FDA, and in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting the marketing of devices for unapproved new uses.

The devices manufactured by us also are subject to the QSR, which imposes elaborate testing, control, documentation and other qualify assurance procedures. Every phase of production, including raw materials, components and subassemblies, manufacturing, testing, quality control, labeling, tracing of consignees after distribution, and follow-up and reporting of complaint information is governed by the FDA’s QSR. Device manufacturers are required to register their facilities and list their products with the FDA and certain state agencies. The FDA periodically inspects manufacturing facilities and, if there are alleged violations, the operator of a facility must correct them or satisfactorily demonstrate the absence of the violations or face regulatory action.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. Recently, the FDA has placed an increased emphasis on enforcement of the QSR and other postmarket regulatory requirements. Non-compliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us to enter into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

Other

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed, and Federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. For example, we are registered with the Office of the Professions of the New York State Department of Education. We are also subject to various Federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, Federal law prohibits payments of any form that are intended to induce a referral for any item payable under Medicare, Medicaid or any other Federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

Non-U.S. Regulation

Internationally, all of our current products are considered medical devices under applicable regulatory regimes, and we anticipate that this will be true for all of our future products. Sales of medical devices are subject to regulatory requirements in many countries. The regulatory review process may vary greatly from country to country. For example, the European Union has adopted numerous directives and standards relating to medical devices regulating their design, manufacture, clinical trials, labeling and adverse event reporting. Devices that comply with those requirements are entitled to bear a Conformité Européenne, or CE Mark, indicating that the device conforms with the essential requirements of the applicable directives and can be commercially distributed in countries that are members of the European Union.

In some cases, we rely on our non-U.S. distributors to obtain regulatory approvals, complete product registrations, comply with clinical trial requirements and complete those steps that are customarily taken in the applicable jurisdictions.

Non-U.S. sales of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA’s regulatory procedures for exporting unapproved devices.

There can be no assurance that new laws or regulations regarding the release or sale of medical devices will not delay or prevent sale of our current or future products.

Third-Party Reimbursement

United States

Our products are used in medical procedures generally covered by government or private health plans. Accordingly, our sales and the prices we charge for our products depend significantly on the extent to which those third-party payors, such as Medicare, Medicaid, and other government programs and private insurance plans, cover our products and the procedures performed with them.

In general, a third-party payor only covers a medical product or procedure when the plan administrator is satisfied that the product or procedure improves health outcomes, including quality of life or functional ability, in a safe and cost-effective manner. Even if a device has received clearance or approval for marketing by the FDA, there is no assurance that third-party payors will cover the cost of the device and related procedures.

In many instances, third-party payors use price schedules that do not vary to reflect the cost of the products and equipment used in performing those procedures. In other instances, payment or reimbursement is separately available for the products and equipment used, in addition to payment or reimbursement for the procedure itself. Even if coverage is available, third-party payors may place restrictions on the circumstances where they provide coverage or may offer reimbursement that is not sufficient to cover the cost of our products. Many competing products are less expensive than ours. Therefore, although coverage may be available for our products and the related procedures, the levels of approved coverage may not be sufficient to justify using our products instead of those of competitors.

Third-party payors are increasingly challenging the prices charged for medical products and procedures and, where a reimbursement model is used, introducing maximum reimbursements for the procedures they cover. We believe that the minimally invasive procedures in which our products are used are generally less costly than open surgery. However, there is no guarantee that these procedures will be reimbursed. Third-party payors may not consider these minimally invasive procedures to be cost-effective and therefore refuse to authorize coverage.

Third-party payors who cover the cost of medical products or equipment, in addition to a general charge for the procedure, often maintain lists of exclusive suppliers or approved lists of products deemed to be cost-effective. Authorization from those third-party payors is required prior to using products that are not on these lists as a condition of reimbursement. If our products are not on the approved lists, healthcare providers must determine if the additional cost and effort required to obtain prior authorization, and the uncertainty of actually obtaining coverage, is justified by any perceived clinical benefits from using our products.

Finally, the advent of contracted fixed rates per procedure has made it difficult to receive reimbursement for disposable products, even if the use of these products improves clinical outcomes. In addition, many third-party payors are moving to managed care systems in which providers contract to provide comprehensive healthcare for a fixed cost per person. Managed care providers often attempt to control the cost of healthcare by authorizing fewer elective surgical procedures. Under current prospective payment systems, such as the diagnosis related group system and the hospital out-patient prospective payment system, both of which are used by Medicare and in many managed care systems used by private third-party payors, the cost of our products will be incorporated into the overall cost of a procedure and not be separately reimbursed. As a result, we cannot be certain that hospital administrators and physicians will purchase our products, despite the clinical benefits and opportunity for cost savings that we believe can be derived from their use.

If hospitals and physicians cannot obtain adequate reimbursement for our products or the procedures in which they are used, our business, financial condition, results of operations, and cash flows could suffer a material adverse impact.

Non-U.S.

Our success in non-U.S. markets will depend largely upon the availability of reimbursement from the third-party payors through which healthcare providers are paid in those markets. Reimbursement and healthcare payment systems in non-U.S. markets vary significantly by country. The main types of healthcare payment systems are government sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which our products are marketed. Outside the United States, we generally rely on our distributors to obtain reimbursement approval in the countries in which they will sell our products. There can be no assurance that reimbursement approvals will be received.

Insurance

Our product liability insurance coverage is limited to a maximum of $10,000,000 per product liability claim and an aggregate policy limit of $10,000,000, subject to deductibles of $250,000 per occurrence and $500,000 in the aggregate. The policy covers, subject to policy conditions and exclusions, claims of bodily injury and property damage from any product sold or manufactured by us.

We cannot assure you that this level of coverage is adequate. We may not be able to sustain or maintain this level of coverage and cannot assure you that adequate insurance coverage will be available on commercially reasonable terms or at all. A successful product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on our business.

Environmental

We are subject to Federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe that we have complied with these laws and regulations in all material respects and, to date, have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental regulations in the future.

Employees

As of April 1, 2006, we had 284 full-time employees and one part-time employee, including 23 in management and administration; 28 in research, product development and regulatory approval/quality assurance; 72 in sales and marketing; and the balance in manufacturing functions. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We sell our products outside the United States through a distribution network that, as of April 1, 2006, consisted of 28 distributors for 34 markets.

Facilities

We own a 68,352 square foot manufacturing, administrative, engineering and warehouse facility situated on 13 acres in Queensbury, New York. In 2003, we financed an expansion of this facility with the proceeds of industrial revenue bonds, and the land and buildings are subject to a first mortgage in favor of a bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a discussion of this financing. We anticipate requiring additional manufacturing, administrative and engineering space within the next one to two years.

Legal Proceedings

On January 6, 2004, Diomed filed an action against us entitled Diomed, Inc. v. AngioDynamics, Inc., civil action no. 04 10019 RGS, in the U.S. District Court for the District of Massachusetts. Diomed’s complaint alleges that we have infringed on Diomed’s U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (now called the “VenaCure Procedure Kit”) and two diode laser systems (the Precision 980 Laser and the Precision 810 Laser), and by conducting a training program for physicians in the use of our VenaCure Procedure Kit. The complaint alleges our actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit us from continuing to market and sell these products, as well as conducting our training program, and asks for compensatory and treble money damages, reasonable attorneys’ fees, costs and pre-judgment interest. We believe that our product does not infringe the Diomed patent.

On April 12, 2005, the court issued a Memorandum and Order on Claims Construction, commonly known as a Markman ruling, in which the Court rejected Diomed’s interpretation of certain claim limitations. The court agreed with us on certain claim limitations and, as a result, effectively added additional weight to our position that the proper use of our product does not infringe Diomed’s patent.

In December 2005, we filed a motion for summary judgment of non-infringement in this action. Diomed has also filed a motion for summary judgment.

On January 3, 2006, we filed a declaratory judgment action in the U.S. District Court for the District of Delaware entitled AngioDynamics, Inc. v. Diomed Holdings, Inc., civ. action no. 06 002 (GMS), seeking a declaration by the court that the claims of Diomed’s recently issued U.S. patent no. 6,981,971, entitled Medical Laser Device, are invalid, unenforceable and not infringed by the manufacture or sale of any of our products, systems or processes, and that Diomed be stopped from asserting any of these claims against us. On January 17, 2006, we filed an amended complaint for declaratory judgment seeking a judgment declaring that the claims of a second Diomed patent, U.S. patent no. 6,986,766 entitled Method of Endovenous Laser Treatment, are invalid, unenforceable and not infringed by the manufacture or sale of any of our products, systems or processes, and that Diomed also be stopped from asserting any of these claims against us. On January 31, 2006, Diomed filed a motion to dismiss alleging that this declaratory judgment action should be dismissed as purportedly having no actual case or controversy between us and Diomed and stating that Diomed believed there was no imminent threat of litigation by Diomed against us. At this time, we cannot predict how the court will rule on this motion. If the motion is granted, this case will be dismissed, and Diomed will be able to file a patent infringement action against us at a later date. If the motion is denied, the case will proceed in the normal course.

On October 4, 2005, VNUS Medical Technologies, Inc. (“VNUS”) filed an action against AngioDynamics and others (collectively, the “Defendants”) entitled VNUS Medical Technologies, Inc. v. Diomed Holdings, Inc., Diomed Inc., AngioDynamics, Inc., and Vascular Solutions, Inc., case no. C05-2972 MMC, filed in the U.S. District Court for the Northern District of California. The complaint alleges that the Defendants infringed on VNUS’s U.S. patent nos. 6,258,084, 6,638,273, 6,752,803, and 6,769,433 by making, using, selling, offering to sell and/or instructing users how to use Diomed’s “EVLT” products, AngioDynamics’ “VenaCure” products, and Vascular Solutions’ “Vari-Lase” products. The complaint alleges the Defendants’ actions have caused, and continue to cause, VNUS to suffer substantial damage. The complaint seeks to prohibit the Defendants from continuing to market and sell these products and asks for compensatory and treble money damages, reasonable attorneys’ fees, costs and pre-judgment and post-judgment interest. We believe that our product does not infringe the VNUS patents and have filed an answer to the complaint, including a counterclaim for relief and a demand for jury trial.

We purchase our lasers and laser fibers for our laser systems from biolitec under a supply and distribution agreement. In response to our request to biolitec that it assume the defense of the VNUS action, biolitec advised us that the claims asserted in the VNUS action were not covered by the indemnification provisions in the supply and distribution agreement. biolitec further advised us that, based on the refinement of the claims in the Diomed action, such claims were also not within biolitec’s indemnification obligations under the agreement. We advised biolitec that we disagreed with its position and that we expected it to continue to honor its indemnification obligations to us under our agreement. We are engaged in discussions with biolitec to resolve this disagreement. Pending the outcome of these ongoing discussions, biolitec has agreed to continue to provide, at its cost and expense, our defense in the Diomed action but, has not agreed to do so for the VNUS action. Consequently, we are currently paying the costs of defending the VNUS action. Should it ultimately be determined that the claims asserted in these actions are not within biolitec’s indemnification obligations under the supply and distribution agreement, we will be required to reimburse biolitec for the costs of defending the Diomed action and will be unable to recover the costs incurred in defending the VNUS action, and will be responsible for paying any settlements or judgments in these actions. There is a reasonable possibility of an outcome unfavorable to the Company with regard to the Diomed action, with a range of potential loss of between $674,000 and $5.6 million.

We were initially named as a defendant in an action entitled Chapa, San Juanita, et. al. v. Spohn Hospital Shoreline, et al., file no. 03-60961-00-0-1, filed in the District Court of Nueces County, Texas, on July 22, 2003. The complaint alleged that we and our co-defendant Medcomp designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The plaintiffs voluntarily dismissed the case without prejudice when they were unable to establish product identification. In November 2004, the plaintiffs filed an amended complaint reinstituting the action against us and Medcomp. The complaint seeks compensatory and other monetary damages in unspecified amounts.

We have tendered the defense of the Chapa action to Medcomp, and Medcomp has accepted defense of the action. Based upon our prior experience with Medcomp, we expect Medcomp to honor its indemnification obligation to us if it is unsuccessful in defending this action.

We are party to other legal actions that arise in the ordinary course of our business, none of which, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information with respect to the Company’s executive officers and directors as of April 1, 2006.

Name	Age	Position
Eamonn P. Hobbs	47	President, Chief Executive Officer and Director
Joseph G. Gerardi	43	Vice President, Chief Financial Officer and Treasurer
Harold C. Mapes	45	Vice President, Operations
Robert M. Rossell	50	Vice President, Marketing
William M. Appling	43	Vice President, Research
Brian S. Kunst	46	Vice President, Regulatory Affairs/Quality Assurance
Paul J. Shea	52	Vice President, Sales
Daniel K. Recinella	47	Vice President, Product Development
Paul S. Echenberg	62	Chairman of the Board of Directors, Director
Jeffrey Gold(1)(3)	58	Director
David P. Meyers	42	Director
Howard W. Donnelly(1)(2)	44	Director
Dennis S. Meteny(1)(2)	52	Director
Robert E. Flaherty(2)(3)	60	Director
Gregory D. Casciaro(3)	49	Director
Peter J. Graham	39	Director

(1)	Member of Governance/Nominating Committee

(2)	Member of Audit Committee

(3)	Member of Compensation Committee

Eamonn P. Hobbs is one of our co-founders. He has been our President and Chief Executive Officer since June 1996 and a director since our inception. From 1991 until September 2002, Mr. Hobbs was a Vice President, and from October 2002 to May 2004 was a Senior Vice-President, of E-Z-EM, with operational responsibility for our company. He was first employed by E-Z-EM from 1985 to 1986 and was continuously employed by E-Z-EM from 1988 to May 2004. From 1986 to 1988, Mr. Hobbs was Director of Marketing for the North American Instrument Corporation (NAMIC), a medical device company later acquired by Boston Scientific. Mr. Hobbs started his career at Cook, a leading manufacturer of interventional radiology, interventional cardiology and gastroenterology medical devices. Mr. Hobbs has over 24 years experience in the interventional radiology, interventional cardiology and gastroenterology medical device industries. He is a bio-medical engineer, having completed a Bachelor of Sciences in Plastics Engineering with a Biomaterials emphasis at University of Lowell in 1980. Mr. Hobbs is the only business executive from the medical device industry to serve on the strategic planning committee of the Society of Interventional Radiology, or SIR, and in April 2005, he was awarded an honorary fellowship by the SIR.

Joseph G. Gerardi became our Vice President, Chief Financial Officer in March 2004. He was our Vice President, Controller from 1996 to March 2004 and, from 1992 to 1996, was our Plant Controller. From 1987 to 1992, Mr. Gerardi was the Controller for Mallinckrodt Medical, Inc.’s anesthesiology plant. Before joining Mallinckrodt Medical, Mr. Gerardi was employed by Factron/ Schlumberger for over five years as Manager of Consolidations and as a cost accountant.

Harold C. Mapes has served as our Vice President, Operations since 1996 and was our Director of Operations from 1995 to 1996 and Product Development Project Manager from 1992 to 1994. Before joining us, Mr. Mapes held product development and supervisory manufacturing and engineering positions from 1988 to 1992 with Mallinckrodt Medical, a medical device manufacturer. He holds a Bachelor of Science in Mechanical Engineering from Tri-State University and a Master of Business Administration from the State University of New York at Albany.

Robert M. Rossell has served as our Vice President, Marketing, since 1996, and from 1990 to 1996 was a Product Manager and then our Director of Marketing. Before joining us, Mr. Rossell was Marketing Manager at NAMIC from 1986 to 1990, and held sales positions with various leading healthcare companies, including American Hospital Supply Corporation, from 1981 to 1985, and Johnson & Johnson, Inc., from 1977 to 1981.

William M. Appling has served as our Vice President, Research since 2002, Vice President, Research and Development since 1996, and in other product development capacities since 1988. Before that, Mr. Appling was a Product Development Engineer with NAMIC from 1986 to 1988 and a Product Development Engineer with the Edwards Division of American Hospital Supply Corporation from 1984 to 1986.

Brian S. Kunst has served as our Vice President, Regulatory Affairs/Quality Assurance, or RA/QA, since 1997 and from 1995 to 1997 was our Director of RA/QA. From 1991 to 1995, Mr. Kunst was the Regulatory Affairs Manager for Surgitek, Inc., a medical device company. From 1990 to 1991, Mr. Kunst was a Regulatory Affairs Associate for W.L. Gore and Associates, a medical device manufacturer. From 1984 to 1990 he was a biomedical engineer with the U.S. Food and Drug Administration. Mr. Kunst is a Certified Regulatory Affairs Professional (Regulatory Affairs Professionals Society) and a Certified Quality Auditor and Certified Quality Engineer (American Society for Quality Control). He holds a Master of Engineering degree in Biomedical Engineering from Tulane University.

Paul J. Shea has served as our Vice President, Sales, since 1997, and from 1991 to 1997 held positions as our National Sales Manager, Director of U.S. Sales and Director of World Wide Sales. Before joining us, from 1985 to 1991, Mr. Shea held various sales and marketing positions including Product Manager, Regional Manager and National Sales Manager at Microvasive, Inc., a division of Boston Scientific Corporation. From 1978 to 1984, Mr. Shea was employed by American Hospital Supply Corporation where he held several positions, including Sales Representative, Business Analyst, Product Manager and Market Manager.

Daniel K. Recinella has served as our Vice President, Product Development, since June 2004 and, from 2001 to June 2004, was our Director of Product Development. From 1989, when he joined us, to 2004, Mr. Recinella was a Project Manager and Senior Project Engineer for our product development group and Director of Thrombolytic/Thrombectomy Products for our marketing group. In 1989, Mr. Recinella was a Senior Project Engineer for VASER, Inc., a medical devices company. From 1985 to 1989, he was a Project Engineer and Product Development Engineer with BSC/Mansfield Scientific, a medical devices company. From 1983 to 1985, Mr. Recinella was a Product Development Engineer with Sarns/3M, a medical capital and devices company. Mr. Recinella holds a Bachelor of Science in Mechanical Engineering from the University of Michigan and a Master of Business Administration from the State University of New York at Albany.

Paul S. Echenberg has been a director since 1996 and Chairman of our board of directors since February 2004. He has been a director of E-Z-EM, our former parent company, since 1987, Chairman of the board of directors of E-Z-EM since January 2005, and Chairman of the board of directors of E-Z-EM Canada, an E-Z-EM subsidiary, since 1994. He has been the President, Chief Executive Officer and a director of Schroders & Associates Canada Inc., an investment buy-out advisory services company, and a director of Schroders Ventures Ltd., an investment firm, since 1996. He is also a founder and has been a general partner and director of Eckvest Equity Inc., a personal investment and consulting services company since 1989. From 1970 to 1989, he was President and Chief Executive Officer of Twinpak Inc. and Executive Vice President of CB Pak Inc., both packaging companies. He also co-founded BDE & Partners, an investment banking and strategic advisory services firm, in 1991. He is a director of Lallemand Inc., Benvest Newlook Income Trust, ITI Medical, Flexia Corp., Fib-Pak Industries Inc., Med-Eng Systems Inc., MacroChem Corp., MatraPack Industries Inc. and A.P. Plasman Corp.

Jeffrey Gold has served as a director since 1997. Mr. Gold was a consultant to Boston Scientific Corporation from its acquisition of CryoVascular Systems Inc. in April 2005 until December 2005. Mr. Gold was President and CEO of CryoVascular Systems, a peripheral vascular disease device company, from 2001 until its acquisition by Boston Scientific. From 1997 to 2001, he was Executive Vice President and Chief Operating Officer of Cardio Thoracic Systems, Inc., a company engaged in the development and introduction of devices for beating-heart coronary bypass surgery. Before that, Mr. Gold spent 18 years with Cordis Corporation in a variety of senior management roles including Vice President of Manufacturing and Vice President of Research and Development, and was a co-founder and President of Cordis Endovascular Systems, a Cordis subsidiary engaged in the interventional neuroradiology business. At Cordis, Mr. Gold also had responsibility for its peripheral vascular business. He serves on the board of directors of several start-up medical device companies and is a Special Network Advisor to Sapient Capital Management.

David P. Meyers has served as a director, and as a director of E–Z–EM, since 1996. He is a founder of Alpha Cord, Inc., which provides cryopreservation of umbilical cord blood, and has served as its President since 2002. Previously, he founded MedTest Express, Inc., a provider of contracted laboratory services for home health agencies, and served as its President, Chief Executive Officer and a director from 1994 to September 2002.

Howard W. Donnelly joined our board of directors in March 2004. Mr. Donnelly is currently a principal in three privately-held start-up medical device companies that are targeting the hemodialysis, regional anesthetic and general anesthesia markets, respectively. Mr. Donnelly is also a principal of Concert Medical, a privately held contract manufacturer for the medical device industry. From 1999 to 2002, he was President of Level 1, Inc., a medical device manufacturer and a subsidiary of Smiths Group. From 1990 to 1999, Mr. Donnelly was employed at Pfizer, Inc., with his last position being Vice President, Business Planning and Development, for Pfizer’s Medical Technology Group from 1997 to 1999. Mr. Donnelly is currently a director of Vital Signs, Inc., a medical device manufacturer for the anesthesia, critical care and sleep disorder markets.

Dennis S. Meteny joined our board of directors in March 2004. In February 2006, Mr. Meteny became the President and CEO of Teemyn LLC, a private strategic advisory firm. From 2003 to 2006, Mr. Meteny was an Executive-in-Residence at the Pittsburgh Life Sciences Greenhouse, a strategic economic development initiative of the University of Pittsburgh Health System, Carnegie Mellon University, the University of Pittsburgh, the State of Pennsylvania and local foundations. From 2001 to 2003, he served as President and Chief Operating Officer of TissueInformatics, Inc., a privately held company engaged in the medical imaging business. From 2000 to 2001, Mr. Meteny was a business consultant to various technology companies. Prior to that, Mr. Meteny spent 15 years in several executive-level positions, including as President and Chief Executive Officer, from 1994 to 1999, of Respironics, Inc. a cardio-pulmonary medical device company. Mr. Meteny began his career in 1975 with Ernst & Young LLP.

Gregory D. Casciaro joined our board of directors in April 2004. Since September 2004, Mr. Casciaro has been President, Chief Executive Officer and a director of XTENT, Inc, a developer of stent systems for delivering multiple drug eluting stents of customizable length with a single catheter. From 2000 to 2004, he was President, Chief Executive Officer and a director of Orquest, Inc., a developer and manufacturer of devices used for orthopedic procedures that was acquired by Johnson & Johnson. From 1995 to 2000,

Mr. Casciaro was employed by General Surgical Innovations, Inc., a videoscopic surgical equipments manufacturer that was acquired by United States Surgical, a division of Tyco Healthcare Group LP, in 1999. Mr. Casciaro’s last position with General Surgical Innovations was as a director and its President and Chief Executive Officer from 1998 to 2000. Mr. Casciaro was employed by the Devices for Vascular Innovations division of Guidant Corporation from 1991 to 1995, having last served as the Vice President of Sales from 1994 to 1995. Prior to joining Guidant, he was employed by NAMIC from 1983 to 1991, with his last position being Area Sales Manager. Mr. Casciaro began his career with Procter and Gamble Company in 1978. He is currently a director of Apneon, Inc. and Kerberos Proximal Solutions.

Robert E. Flaherty joined our board of directors in April 2004. Since 1992, Mr. Flaherty has served as Chairman, President and Chief Executive Officer of Athena Diagnostics, Inc., a commercial laboratory specializing in developing diagnostic testing services focused on neurological disorders. From 1992 to 1995, Mr. Flaherty served as President and Chief Executive Officer of Genica Pharmaceuticals, which was acquired by Athena Neurosciences, Inc., and renamed Athena Diagnostics in 1995. Athena Neurosciences subsequently was acquired by Elan Corporation plc in 1996. In 2002, Athena Diagnostics, Inc., became a privately held company following a leveraged buy-out. From 1976 to 1992, Mr. Flaherty was employed by Becton, Dickinson & Company, a medical technology company, with his last position from 1984 to 1992 being President of that company’s largest operating unit, the Becton Dickinson Division. Before that, he was employed by C.R. Bard in various sales and marketing positions in its surgical and cardiovascular units in the United States and abroad. Mr. Flaherty began his career with Procter and Gamble Company in 1968 in manufacturing management.

Peter J. Graham joined our board of directors in January 2006, when he was elected to fill the vacancy created by the death of our co-founder and former Chairman, Howard S. Stern. Mr. Graham has been Senior Vice President — Chief Legal Officer, Global Human Resources and director of E–Z–EM since May 2005, and was Vice President-General Counsel and Secretary of E–Z-EM from 2001 to May 2005. Mr. Graham also served as our Corporate Counsel and Secretary from 1997 until our spin-off by E-Z–EM in October 2004.

DESCRIPTION OF CAPITAL STOCK

The total amount of authorized capital stock of our company is 50,000,000 shares, consisting of 45,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Upon completion of this offering, based on shares outstanding as of April 1, 2006, 14,955,965 shares of our common stock and no shares of preferred stock will be issued and outstanding.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws, our shareholder rights plan and Delaware law. See “Where You Can Find More Information.”

Common Stock

The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

We are authorized to issue 5,000,000 shares of undesignated preferred stock. Our board of directors has the authority to (i) issue the undesignated preferred stock in one or more series, (ii) determine the powers, preferences and rights of, and the qualifications, limitations or restrictions granted to or imposed upon, any wholly unissued series of undesignated preferred stock and (iii) fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon completion of this offering, no shares of our preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors, more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging proposals, including proposals that are priced above the then-current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement in their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s voting stock. This statute could have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws contain provisions that could discourage potential acquisition proposals or tender offers or delay or prevent a change in control of our company.

Our amended and restated certificate of incorporation and bylaws do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may limit the ability of minority stockholders to effect changes in the board and, as a result, may deter a hostile takeover or delay or prevent a change in control or management of our company.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. The term of our current third class of directors will expire at our 2006 annual meeting of stockholders, the term of our current first class of directors will expire at our 2007 annual meeting of stockholders, and the term of our second class of directors will expire at our 2008 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting will be elected for a three-year term, one class being elected each year by our stockholders. Our amended and restated certificate of incorporation and bylaws also provide that vacancies on our board that result from an increase in the number of directors may be filled by a majority of directors then in office, provided a quorum is present, and that any other vacancy may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders. Directors are subject to removal by the stockholders only for cause. These provisions for electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our amended and restated certificate of incorporation and bylaws do not provide that special meetings of the stockholders may be called by stockholders. Advance written notice is required, which generally must be received by us not less than 90 days nor more than 120 days prior to the meeting, by a stockholder of a proposal or director nomination that the stockholder desires to present at a meeting of stockholders. Any amendment of this provision would require the affirmative vote of a majority of our outstanding shares of capital stock. Our amended and restated certificate of incorporation provides that stockholders are not be permitted to act by written consent.

Our amended and restated certificate of incorporation allows us to issue up to 5,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discouraging certain tactics that may be used in proxy fights. However, these provisions could discourage others from making tender offers for our shares and may also have the effect of preventing changes in our management.

Stockholder Rights Plan

Our board of directors has adopted a stockholder rights plan. Under the rights plan, each outstanding share of our common stock is coupled with a stockholder right. Initially, the stockholder rights are attached to the certificates representing outstanding shares of common stock, and no separate rights certificates are distributed. Each right entitles the holder to purchase one-ten thousandth of a share of our Series A junior participating preferred stock at a price of $78.00. Each one-ten thousandth of a share of Series A junior participating preferred stock will have economic and voting terms equivalent to one share of our common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. The description and terms of the rights are set forth in a rights agreement between us and Registrar and Transfer Company, as rights agent.

Stockholder rights are not exercisable until the distribution date, and will expire on May 26, 2014, unless earlier redeemed or exchanged by us. A distribution date would occur upon the earlier of:

•	the tenth business day after the first public announcement or communication to us that a person or group of affiliated or associated persons (referred to as an acquiring person) has acquired beneficial ownership of 15% or more of our outstanding common stock; or

•	the tenth business day (or such later date as may be determined by our board of directors before such time as any person becomes an acquiring person) after the commencement or announcement of the intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

If any person becomes an acquiring person, each holder of a stockholder right will be entitled to exercise the right and receive, instead of Series A junior participating preferred stock, shares of our common stock having a value equal to two times the exercise price of the stockholder right. All stockholder rights that are beneficially owned by an acquiring person or its transferee will become null and void.

If at any time after a public announcement has been made or we have received notice that a person has become an acquiring person, (1) AngioDynamics is acquired in a merger or other business combination or (2) 50% or more of AngioDynamics’ assets, cash flow or earning power is sold or transferred, each holder of a stockholder right (except rights that previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

The exercise price of our rights, the number of one ten-thousandths of a share of Series A junior participating preferred stock or other securities or property issuable upon exercise of rights, and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the exercise price or the number of shares of Series A junior participating preferred stock issuable upon exercise of a stockholder right will be required until the cumulative adjustment would require an increase or decrease of at least one percent in the exercise price or number of shares for which a right is exercisable.

At any time until the earlier of (1) the distribution date or (2) the final expiration date of the rights agreement, we may redeem all the stockholder rights at a price of $0.01 per right. At any time after a person has become an acquiring person and before the acquisition by such person of 50% or more of the outstanding shares of our common stock, we may exchange the stockholder rights, in whole or in part, at an exchange ratio of one share of common stock, or one ten-thousandth of a share of Series A junior participating preferred stock (or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges), per right.

The stockholder rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics that, in the opinion of our board, could impair its ability to represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Any person that held 15% or more of our issued and outstanding shares of common stock following the distribution on October 30, 2004, of our common stock by E-Z-EM to its stockholders is deemed an “exempt person” under the rights plan. The ownership of our common stock by any such person will not trigger the distribution of rights under the rights plan unless any such person acquires additional shares representing 1% or more of our issued and outstanding common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016-3572 and its telephone number is (908) 497-2300.

UNDERWRITING

RBC Capital Markets Corporation, Canaccord Adams, First Albany Capital Inc., and KeyBanc Capital Markets are acting as lead managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
RBC Capital Markets Corporation
Canaccord Adams Inc.
First Albany Capital Inc.
KeyBanc Capital Markets

Total	2,400,000

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $650,000.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 360,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

We have agreed, subject to certain exceptions, that, without the prior written consent of RBC Capital Markets Corporation, we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. Our executive officers, directors and certain stockholders, who, as of April 19, 2006, beneficially owned approximately 2.7 million shares of our common stock (including shares subject to currently exercisable options), with specific exceptions, have agreed under lock-up agreements not to, without the prior written consent of RBC Capital Markets Corporation, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus; provided that executive officers and directors may sell shares of common stock in accordance with the terms and conditions of previously executed and announced Rule 10b5-1 selling plans, and the stockholders may sell shares in a manner consistent with the private letter ruling issued by the IRS in connection with the spin-off by E-Z-EM of our stock to its stockholders, and in private resale transactions.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Davies Ward Phillips & Vineberg LLP will pass upon the validity of the shares of common stock offered by this prospectus. Dorsey & Whitney LLP will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

The financial statements as of May 28, 2005 and for the fiscal year ended May 28, 2005 included in and incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended May 28, 2005 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of May 29, 2004 and for each of the two fiscal years in the period ended May 29, 2004, included in this Registration Statement and Prospectus and incorporated in this Registration Statement and Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended May 28, 2005, have been audited by Grant Thornton LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549 and at regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

We make available free of charge through our website, which you can find at www.angiodynamics.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in the prospectus.

We are incorporating by reference the following documents, which we have previously filed with the SEC:

(1)	our Annual Report on Form 10-K for the fiscal year ended May 28, 2005;

(2)	our Quarterly Report on Form 10-Q for the quarterly period ended August 27, 2005;

(3)	our Quarterly Report on Form 10-Q for the quarterly period ended November 26, 2005;

(4)	our Quarterly Report on Form 10-Q for the quarterly period ended February 25, 2006;

(5)	our Quarterly Report on Form 10-Q/A for the quarterly period ended February 25, 2006;

(6)	our Current Reports on Form 8-K filed with the SEC on

(i)	August 4, 2005

(ii)	October 19, 2005

(iii)	November 30, 2005

(iv)	January 4, 2006

(v)	January 20, 2006;

(7)	the description of the Company’s common stock, par value $0.01 per share, contained in the Registration Statement on Form 8-A filed with the SEC on May 13, 2004, including any amendments or reports filed for the purpose of updating such description;

(8)	the description of the Company’s preferred stock purchase rights contained in the Registration Statement on Form 8-A filed with the SEC on October 27, 2004, including any amendments or reports filed for the purpose of updating such description; and

(9)	any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed; provided that the prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain copies of the documents incorporated by reference in the prospectus without charge through our website (www.angiodynamics.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC, or by requesting them in writing or by telephone at the following address:

AngioDynamics, Inc.

603 Queensbury Avenue

Queensbury, New York 12804

Attention: Chief Financial Officer

(718) 798-1215

INDEX TO CONSOLIDATED FINANCIAL STATEMENT S

Page

Reports of Independent Registered Certified Public Accounting Firms	F-2, F-3

Financial Statements
Consolidated Balance Sheets — May 29, 2004 and May 28, 2005 and February 25, 2006 (unaudited)	F-4-F-5
Consolidated Statements of Income — Fifty-two Weeks Ended May 31, 2003, May 29, 2004 and May 28, 2005, and thirty-nine weeks ended February 26, 2005 and February 25, 2006 (unaudited)	F-6
Consolidated Statement of Stockholders’ Equity and Comprehensive Income — Fifty-two Weeks Ended May 31, 2003, May 29, 2004 and May 28, 2005, and thirty-nine weeks ended February 25, 2006 (unaudited)	F-7
Consolidated Statements of Cash Flows — Fifty-two Weeks Ended May 31, 2003, May 29, 2004 and May 28, 2005, and thirty-nine weeks ended February 26, 2005 and February 25, 2006 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-9–F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AngioDynamics, Inc. and its subsidiary at May 28, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Albany, New York

July 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

AngioDynamics, Inc.

We have audited the accompanying consolidated balance sheet of AngioDynamics, Inc. and Subsidiary as of May 29, 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the fifty-two weeks ended May 29, 2004 and May 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AngioDynamics, Inc. and Subsidiary as of May 29, 2004, and the consolidated results of their operations and their consolidated cash flows for the fifty-two weeks ended May 29, 2004 and May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Melville, New York

July 13, 2004, except for Note N as to which the date is August 17, 2004

ANGIODYNAMICS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands)

	May 29, 2004	May 28, 2005	February 25, 2006
			(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,747	$14,498	$13,356
Restricted cash	101	—	—
Marketable securities, at fair value	737	12,601	15,551
Accounts receivable — trade, net of allowance for doubtful accounts of $289, $203 and $287 at May 29, 2004, May 28, 2005, and February 25, 2006, respectively	7,945	9,929	12,182
Stock subscription receivable	19,949	—	—
Inventories	8,545	10,264	13,137
Deferred income taxes	681	736	707
Due from former parent	—	85	—
Prepaid expenses and other	670	1,594	1,164

Total current assets	40,375	49,707	56,097
PROPERTY, PLANT AND EQUIPMENT — AT COST, less accumulated depreciation and amortization	7,343	8,528	10,355
DEFERRED INCOME TAXES	642	501	586
INTANGIBLE ASSETS, less accumulated amortization of $911, $1,036 and $1,173 at May 29, 2004, May 28, 2005, and February 25, 2006, respectively	964	839	3,095
OTHER ASSETS	402	97	94

TOTAL ASSETS	$49,726	$59,672	$70,227

The accompanying notes are an integral part of these consolidated financial statements.

ANGIODYNAMICS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	May 29, 2004	May 28, 2005	February 25, 2006
			(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,143	$3,971	$4,903
Accrued liabilities	3,343	3,491	4,514
Due to former parent	653	—	—
Current portion of long-term debt	155	165	180
Notes payable — former parent	3,000	—	—
Income taxes payable	100	—	496

Total current liabilities	9,394	7,627	10,093
LONG-TERM DEBT, net of current portion	3,100	2,935	2,800

TOTAL LIABILITIES	12,494	10,562	12,893

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, par value $.01 per share — 5,000,000 shares authorized; no shares issued and outstanding
Common stock, par value $.01 per share — 45,000,000 shares authorized; issued and outstanding 11,150,000 shares at May 29, 2004, 12,051,632 shares at May 28, 2005, and 12,434,212 shares at February 25, 2006	112	121	124
Additional paid-in capital	45,506	52,878	56,257
Retain earnings (accumulated deficit)	(8,268)	(3,720)	1,108
Accumulated other comprehensive loss	(118)	(169)	(155)

Total stockholders’ equity	37,232	49,110	57,334

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$49,726	$59,672	$70,227

The accompanying notes are an integral part of these consolidated financial statements.

ANGIODYNAMICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Fifty-two weeks ended			Thirty-nine weeks ended
	May 31, 2003	May 29, 2004	May 28, 2005	February 26, 2005	February 25, 2006
				(unaudited)
Net sales	$38,434	$49,055	$60,289	$42,957	$54,859
Cost of goods sold	18,572	23,254	26,912	19,336	22,945

Gross profit	19,862	25,801	33,377	23,621	31,914

Operating expenses
Selling and marketing	11,338	13,562	16,000	11,382	15,021
General and administrative	2,777	3,565	5,080	3,753	5,181
Research and development	2,509	3,551	4,570	3,276	4,510

Total operating expenses	16,624	20,678	25,650	18,411	24,712

Operating profit	3,238	5,123	7,727	5,210	7,202
Other income (expenses)
Interest income	38	16	304	190	549
Impairment loss on investment	—	—	(300)	(300)	—
Interest expense	(1,021)	(758)	(150)	(113)	(103)
Other income	—	—	36	16	149

Income before income tax provision	2,255	4,381	7,617	5,003	7,797
Income tax provision	1,069	1,238	3,069	2,121	2,969

NET INCOME	$1,186	$3,143	$4,548	$2,882	$4,828

Earnings per common share
Basic	$.13	$.34	$.39	$.25	$.39

Diluted	$.13	$.32	$.37	$.24	$.37

The accompanying notes are an integral part of these consolidated financial statements.

ANGIODYNAMICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Fifty-two Weeks Ended May 31, 2003, May 29, 2004 and May 28, 2005,

and thirty-nine weeks ended February 25, 2006 (unaudited)

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total	Comprehensive Income
	Shares	Amount
Balance at June 1, 2002	9,200,000	$92	$11,742	$(12,129)	$—	$(295)	—
Compensation related to stock option plan	—	—	5	—	—	5	—
Capital contribution — imputed interest on note payable to parent	—	—	892	—	—	892	—
Net income	—	—	—	1,186	—	1,186	$1,186
Unrealized loss on interest rate swap, net of tax	—	—	—	—	(300)	(300)	(300)

Comprehensive income							$886

Balance at May 31, 2003	9,200,000	92	12,639	(10,943)	(300)	1,488	—
Common stock subscription on effective date of initial public offering	1,950,000	20	18,650	—	—	18,670	—
Compensation related to stock option plan	—	—	5	—	—	5	—
Capital contribution — imputed interest on note payable to parent	—	—	596	—	—	596	—
Capital contribution — forgiveness of notes payable to parent	—	—	13,148	—	—	13,148	—
Dividend to parent — stock compensation	—	—	468	(468)	—	—	—
Net income	—	—	—	3,143	—	3,143	$3,143
Unrealized gain on interest rate swap, net of tax	—	—	—	—	182	182	182

Comprehensive income							$3,325

Balance at May 29, 2004	11,150,000	112	45,506	(8,268)	(118)	37,232	—
Net proceeds from the issuance of common stock	292,500	3	2,764	—	—	2,767	—
Exercise of stock options	599,766	6	2,526	—	—	2,532	—
Fractional share adjustment from spin-off	(2)	—	—	—	—	—	—
Tax benefit on exercise of stock options	—	—	1,877	—	—	1,877	—
Purchases of common stock under Employee Stock Purchase Plan	9,368	—	130	—	—	130	—
Compensation related to stock option plans	—	—	75	—	—	75	—
Net income	—	—	—	4,548	—	4,548	$4,548
Unrealized gain on marketable securities, net of taxes of $7	—	—	—	—	11	11	11

Unrealized loss on interest rate swap, net of taxes of $36	—	—	—	—	(62)	(62)	(62)

Comprehensive income							$4,497

Balance at May 28, 2005	12,051,632	121	52,878	(3,720)	(169)	49,110	—
Exercise of stock options	364,746	3	1,704	—	—	1,707	—
Tax benefit on exercise of stock options	—	—	1,339	—	—	1,339	—
Purchases of common stock under Employee Stock Purchase Plan	17,834	—	271	—	—	271	—
Compensation related to stock option plans	—	—	65	—	—	65	—
Net income	—	—	—	4,828	—	4,828	$4,828
Unrealized loss on marketable securities, net of taxes of $37	—	—	—	—	(62)	(62)	(62)
Unrealized gain on interest rate swap, net of taxes of $45	—	—	—	—	76	76	76

Comprehensive income							$4,842

Balance at February 25, 2006	12,434,212	$124	$56,257	$1,108	$(155)	$57,334

The accompanying notes are an integral part of these consolidated financial statements.

ANGIODYNAMICS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fifty-two weeks ended			Thirty-nine weeks ended
	May 31, 2003	May 29, 2004	May 28, 2005	February 26, 2005	February 25, 2006
				(unaudited)
Cash flows from operating activities
Net income	$1,186	$3,143	$4,548	$2,882	$4,828
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	657	681	771	563	756
Tax benefit from exercise of stock options	—	—	1,877	910	1,339
Impairment loss on investment	—	—	300	300	—
Gain on sale of marketable securities	—	—	(36)	(16)	(149)
Provision (benefit) for doubtful accounts	13	64	(71)	15	85
Deferred income tax provision	45	57	119	—	(64)
Imputed interest on note payable to former parent	892	596	—	—	—
Compensation related to stock option plans	5	5	75	52	321
Changes in operating assets and liabilities
Accounts receivable	(2,084)	(1,477)	(1,914)	(421)	(2,338)
Inventories	(722)	86	(1,719)	(844)	(2,873)
Prepaid expenses and other	(67)	(426)	(924)	(338)	430
Accounts payable and accrued liabilities	118	264	2,600	589	1,820
Income taxes payable		100	(100)	(99)	496
Due to/from former parent	637	(593)	(738)	(596)	85

Net cash provided by operating activities	680	2,500	4,788	2,997	4,736

Cash flows from investing activities
Addition to property, plant and equipment	(4,062)	(1,635)	(1,825)	(894)	(2,443)
Investment at cost	(300)	—	—	—	—
(Increase) decrease in restricted cash	(798)	697	101	(101)	—
Acquisition of distribution rights	—	(50)	—	—	(2,393)
Purchases of marketable securities	(5,547)	(1,193)	(16,258)	(11,316)	(18,416)
Proceeds from sales of marketable securities	6,135	1,185	4,445	2,447	15,516

Net cash used in investing activities	(4,572)	(996)	(13,537)	(9,662)	(7,736)

Cash flows from financing activities
Proceeds from long-term debt	3,500	—	—	—	—
Proceeds from stock subscription receivable	—	—	19,949	19,949	—
Proceeds from the issuance of common stock	—	—	3,123	2,992	—
Proceeds from the exercise of stock options	—	—	2,532	1,380	1,707
Proceeds from the issuance of common stock under the ESPP	—	—	—	65	271
Repayment of long-term debt	(105)	(140)	(155)	(115)	(120)
Increase in deferred financing costs	(89)	—	—	—	—
Payments of costs relating to initial public offering	—	(556)	(949)	(949)	—
Payment of note payable — former parent	—	—	(3,000)	(3,000)	—

Net cash provided by (used in) financing activities	3,306	(696)	21,500	20,322	1,858

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(586)	808	12,751	13,657	(1,142)
Cash and cash equivalents at beginning of period	1,525	939	1,747	1,747	14,498

Cash and cash equivalents at end of period	$939	$1,747	$14,498	$15,404	$13,356

Supplemental disclosures of cash flow information:
Cash paid during the period for
Interest	$116	$164	$150	$113	$104
Income taxes	19	14	513	510	938
Supplemental disclosure of non-cash investing and financing activities:
Common stock subscription on effective date of initial public offering, net of financing costs	—	$18,670	—	—	—
Forgiveness of notes payable — former parent	—	13,148	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 28, 2005 and May 29, 2004

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

NOTE A — BASIS OF PRESENTATION, BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Basis of Presentation, Business Description and Recent Events

The consolidated financial statements include the accounts of AngioDynamics, Inc. and its wholly-owned subsidiary, Leocor, Inc. (“Leocor”) (collectively, the “Company”). The Company is primarily engaged in the design, development, manufacture and marketing of medical products used by interventional radiologists and other physicians for the minimally invasive diagnosis and treatment of peripheral vascular disease. The Company’s principal sales territory is the continental United States. International sales are principally in Europe and Japan (see Note Q). The Company’s operations are classified in one segment, peripheral vascular disease, as management of the Company’s products and services follows principally the same marketing, production, and technology strategies.

Through May 26, 2004, the Company was a wholly-owned subsidiary of E-Z-EM, Inc. (“E-Z-EM” or the “Former Parent”). On May 27, 2004, the Company completed an initial public offering, selling 1,950,000 shares of common stock at $11.00 per share through an initial public offering (“IPO”). Proceeds from the IPO, net of underwriting costs totaling $1,501,500, amounted to $19,948,500 and were received by the Company on June 2, 2004. At May 29, 2004, the net proceeds of the IPO credited to common stock and additional paid-in capital aggregated $18,670,000, after financing costs of $2,779,500. On June 15, 2004, the underwriters exercised the over-allotment and acquired 292,500 shares at $11.00 per share, less underwriting discounts and commissions, and on June 18, 2004, the Company received net proceeds of $2,992,275, net of underwriting costs of $225,225. At June 15, 2004, the Former Parent’s ownership decreased to 80.4%. During the year ended May 28, 2005, the Company incurred additional financing costs related to the IPO of $226,000, which were also charged to additional paid-in capital and netted against the proceeds of the exercise of the over-allotment option.

On August 17, 2004, the E-Z-EM Board of Directors approved the separation of the Company from E-Z-EM by means of a tax-free dividend of E-Z-EM’s remaining ownership of the Company. E-Z-EM had received a favorable ruling from the IRS that the distribution by E-Z-EM of its shares of the Company’s stock would be tax-free to E-Z-EM and to E-Z-EM’s shareholders for U.S. Federal income tax purposes. The distribution of E-Z-EM’s 9,200,000 shares of the Company occurred at the close of business on October 30, 2004, to E-Z-EM stockholders of record as of October 11, 2004.

The Company reports on a fiscal year that concludes on the Saturday nearest to May 31. Fiscal years 2003, 2004, and 2005 ended on May 31, 2003, May 29, 2004, and May 28, 2005, respectively, for reporting periods of fifty-two weeks.

2.    Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments purchased with an initial maturity of less than three months to be cash equivalents. As of May 29, 2004, May 28, 2005 and February 25, 2006, approximately $1,648,000, $14,310,000 and $13,167,000, respectively, of cash and cash equivalents and restricted cash held by financial institutions in the United States exceeded Federal Deposit Insurance Corporation insured amounts.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

3.    Marketable Securities

Marketable securities, which are principally government agency bonds and corporate commercial paper, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from operations and reported as a component of accumulated other comprehensive income (loss), net of the related tax effects, in stockholders’ equity. Cost is determined using the specific identification method.

4.    Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by a review of their current credit information. The Company continuously monitors aging reports, collections and payments from customers, and a provision for estimated credit losses is maintained based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. The Company writes off accounts receivable when they become uncollectible.

Changes in the Company’s allowance for doubtful accounts are as follows:

	May 29, 2004	May 28, 2005	February 25, 2006
			(unaudited)
	(in thousands)
Beginning balance	$228	$289	$203
Provision (benefit) for doubtful accounts	64	(71)	84
Write-offs	(3)	(15)	—

Ending balance	$289	$203	$287

5.    Inventories

Inventories are stated at the lower of cost (on the first-in, first-out method) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

6.    Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. The Company evaluates these assets for impairment annually or as changes in circumstances or the occurrence of events suggest the remaining value is not recoverable. Expenditures for repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

7.    Accounting for Business Combinations, Goodwill and Intangible Assets

Intangible assets, which consist of technology ($1,750,000 at May 29, 2004, May 28, 2005, and February 25, 2006) and licenses, ($75,000, $75,000, and $2,518,000 at May 29, 2004, May 28, 2005 and

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

February 25, 2006, respectively) are being amortized over the estimated useful lives of the respective assets, which range between seven and fifteen years. Annual amortization of intangible assets was $122,000, $122,000, and $125,000 in 2003, 2004, and 2005, and $94,000 and $137,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively.

8.    Revenue Recognition

Revenue is recognized in accordance with generally accepted accounting principles as outlined in the SEC’s Staff Accounting Bulletin No. 104 “Revenue Recognition,” which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred or services have been rendered. The Company recognizes revenue as products are shipped based on FOB shipping point terms when title passes to customers. The Company negotiates credit terms on a customer-by-customer basis and products are shipped at an agreed upon price. All product returns must be pre-approved, and customers may be subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and have at least 12 months remaining prior to its expiration date.

9.    Research and Development

Research and development costs, including salaries, consulting fees, building costs, utilities, administrative expenses, patent application costs, and an allocation of corporate costs are related to developing new products and making technological improvements to existing products and are expensed as incurred.

10.    Shipping and Handling Costs

Shipping and handling costs, associated with the distribution of finished product to customers, are recorded in costs of goods sold and are recognized when the related finished product is shipped to the customer. Amounts charged to customers for shipping are recorded in net sales.

11.    Advertising

All costs associated with advertisements are expensed as incurred. Advertising expense included in sales and marketing was $520,000, $177,000, and $234,000, for 2003, 2004, and 2005 and $202,000 and $166,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively.

12.    Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets, as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized under the tax-sharing agreement described below. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company and its Former Parent had a Tax Allocation and Indemnification Agreement with respect to Federal income taxes for such time as the Company and the Former Parent were consolidated for Federal income tax purposes (See Note L). Under this agreement, the Company paid Federal income tax based on

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

the amount of taxable income it generated and was credited for Federal tax benefits generated that were used by the Company or other members of the consolidated group. This agreement did not cover tax liabilities arising from state, local and other taxing authorities to which the Company reports separately.

13.    Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, short-term and long-term debt, and an interest rate swap agreement. The carrying amount of these instruments approximates fair value due to the immediate or short-term maturities and variable interest rates associated with these instruments. The interest rate swap agreement has been recorded at its fair value based on a valuation received from an independent third party (see Note K). Marketable securities are carried at their fair value as determined by quoted market prices.

14.    Derivative Financial Instruments

In accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” as amended, the Company recognized its interest rate swap agreement in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders’ equity as a component of accumulated other comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value or cash flow hedge. Generally, the changes in the fair value of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of hedged items that relate to the hedged risks. Changes in the fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income (loss).

15.    Stock-Based Compensation

At May 28, 2005, the Company has two stock-based compensation plans, exclusive of the stock option plans related to the distribution by the Former Parent to its stockholders of its shares of the Company’s common stock in October 2004 (see Note N). The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” SFAS No. 123 for non-employees and related interpretations. Accordingly, no compensation expense has been recognized under these plans concerning stock options, restricted stock units, or performance share awards granted to employees and to members of the Board of Directors, as all such instruments granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Compensation expense of $5,000, $5,000, and $75,000 in 2003, 2004, and 2005, and $52,000 and $65,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively, was recognized under these plans for stock options granted to consultants. During the thirty-nine weeks ended February 25, 2006, compensation expense of $256,000 was recognized under these plans for restricted stock unit and performance share awards granted to employees.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options and awards granted under these plans to key employees and to members of the Board of Directors, consistent with the methodology prescribed by SFAS No. 123, the Company’s pro forma net income and earnings per common share would be as follows:

				Thirty-nine weeks ended
	2003	2004	2005	February 26, 2005	February 25, 2006
				(unaudited)
	(in thousands, except per share data)
Net income
As reported	$1,186	$3,143	$4,548	$2,882	$4,828
Add total stock-based compensation recorded under intrinsic based method for all awards, net of tax effects	—	—	—	34	212
Deduct total stock-based compensation under fair value based method for all awards, net of tax effects	(304)	(323)	(1,238)	(1,108)	(1,019)

Pro forma net income	$882	$2,820	$3,310	$1,808	$4,021

Basic earnings per common share
As reported	$.13	$.34	$.39	$.25	$.39
Pro forma	.10	.31	.29	.16	.33
Diluted earnings per common share
As reported	$.13	$.32	$.37	$.24	$.37
Pro forma	.09	.29	.27	.15	.31

The fair value of the options granted under the 1997 and 2004 Plans was estimated at the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted-average assumptions:

	2003	2004	2005
Expected stock price volatility	47.88%	57.24%	54.79%
Risk-free interest rate	3.64%	3.30%	4.13%
Expected life of options	9.5 years	6.2 years	6.1 years

16.    Earnings Per Common Share

Basic earnings per share are based on the weighted-average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share are based on the weighted-average number of common and potential dilutive common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the period.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

The following table sets forth the reconciliation of the weighted-average number of common shares:

				Thirty-nine weeks ended
	2003	2004	2005	February 26, 2005	February 25, 2006
	(unaudited)
Basic	9,200,000	9,216,027	11,571,317	11,498,425	12,253,254
Effect of dilutive securities	272,233	622,141	757,466	694,093	655,546

Diluted	9,472,233	9,838,168	12,328,783	12,192,518	12,908,800

Excluded from the calculation of diluted earnings per common share, are options issued to employees and non-employees to purchase 68,478, 22,703 and 232,503 shares of common stock at May 31, 2003, May 28, 2005, and February 25, 2006, respectively, as their inclusion would not be dilutive. The exercise prices of the excluded options were $6.52 per share at May 31, 2003, between $11.00 and $20.70 per share at May 28, 2005 and between $17.36 and $28.45 per share at February 25, 2006.

17.    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

18.    Supplier Concentrations

The Company is dependent on third-party manufacturers for all of its endovascular laser products and a substantial portion of its dialysis catheters. For 2003, there were no purchases from any one supplier in excess of 10% of total product purchases. In 2004, products purchased from the Company’s two largest suppliers accounted for approximately 40% and 17% of total product purchases. In 2005, products purchased from the Company’s two largest suppliers accounted for approximately 37% and 17% of total product purchases. For 2003, sales of products purchased from one supplier accounted for approximately 25% of the Company’s sales. In 2004 and 2005, sales of products purchased from these two suppliers accounted for approximately 35% and 39% of the Company’s sales. The Company is dependent upon the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of its principal suppliers or a significant reduction in product availability from these suppliers could have a material adverse effect on the Company. The Company believes that its relationships with these suppliers are satisfactory, and did not experience any instances of inadequate supply during 2003, 2004, 2005, and the thirty-nine weeks ended February 25, 2006.

19.    Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces the Accounting Practice Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” to require retrospective application to prior periods’ financial statements of changes

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

in accounting principle. The provisions of SFAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (“SFAS 153”). SFAS 153 amends Accounting Practice Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of SFAS 153 are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the financial statements of the Company.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Inventory Pricing,” to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this new accounting pronouncement is not expected to have a material impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of the Company commencing with the first quarter of the fiscal year ending June 2, 2007.

In December 2004, the FASB issued Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” The Staff Position clarifies that the tax deduction for the qualified domestic production activities provided by the American Jobs Creation Act of 2004 (the “Act”) should be accounted for as a special deduction under FAS 109 as opposed to a tax-rate deduction. The phase-in of the tax deduction begins with qualifying production activities for the year ending December 31, 2005. The Act replaces the extraterritorial income (ETI) tax incentive with a domestic manufacturing deduction. The Company has not determined the impact of this pronouncement at this time.

In March 2004, the FASB issued Emerging Issues Task Force Issues No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF No. 03-1”), which provides guidance for assessing impairment losses on debt and equity investments. Additionally, EITF No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company. The Company does not expect the effect of implementing EITF No. 03-1, when final guidance is released, to have a material impact on its financial statements.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

In August 2005, the Financial Accounting Standards Board (“FASB”) issued Financial Staff Position (“FSP”) No. FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under SFAS No. 123(R)”, “Share-Based Payment”, that a freestanding financial instrument originally subject to the SFAS becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. The provisions of this FSP are effective upon the Company’s initial adoption of SFAS 123(R), which is currently set for the first quarter of the fiscal year ending June 2, 2007. The Company has not determined the impact of this staff position on the financial statements of the Company at this time.

20.    Interim Financial Information (Unaudited)

The financial statements of the Company as of February 25, 2006 and for the thirty-nine weeks ended February 26, 2005 and February 25, 2006 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company’s financial position as of February 25, 2006, and its operations and cash flows for the thirty-nine weeks ended February 26, 2005 and February 25, 2006. The results reported for the thirty-nine weeks ended February 25, 2006 are not necessarily indicative of the results of operations that may be expected for a full year.

NOTE B — COMPREHENSIVE INCOME

The Company records comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 requires unrealized holding gains or losses on investments available-for-sale and derivative instruments, net of tax, to be included in accumulated other comprehensive income, as a separate component of stockholders’ equity. The components of comprehensive income, which relate to changes in the fair value of the interest rate swap (see Note K), are detailed in the Company’s accompanying consolidated statements of stockholders’ equity and comprehensive income. At May 29, 2004, May 28, 2005 and February 25, 2006, the components of accumulated other comprehensive loss, net of related tax, are as follows:

	May 29, 2004	May 28, 2005	February 25, 2006
			(unaudited)
	(in thousands)
Fair value on interest rate swap	$(118)	$(180)	$(104)
Unrealized holding gain (loss) on marketable securities	—	11	(51)

Accumulated other comprehensive loss	$(118)	$(169)	$(155)

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

NOTE C — INVESTMENT AT COST

In June 2002, the Company acquired 1,158,000 shares of the Series C preferred stock and 42,000 shares of common stock, or approximately 8.8%, prior to effects of dilutive securities, of Surgica, Inc. for $300,000, which was included in the accompanying 2004 consolidated balance sheet under the caption “Other assets.” Surgica, a Delaware corporation based in California, is a medical device company that designs, patents and markets vascular blocking materials (embolic agents). The Company has been provided registration rights, as specified in a registration rights agreement. The Company’s investment in Surgica was accounted for by the cost method. Further, the Company entered into a distribution agreement with Surgica, whereby Surgica provided the Company exclusive worldwide distribution rights for an initial term of five years, and an automatic renewal of three years, subject to termination clauses. In connection with this distribution agreement, Surgica granted the Company exclusive, royalty-free rights and license to use all trademarks.

During the year ended May 28, 2005, the Company reduced the carrying value of its investment in Surgica Corporation to $0, due to the uncertainty of Surgica’s ability to operate as a going concern. Surgica’s projected negative cash flows, poor liquidity and recent failed attempts by Surgica’s management to either raise additional capital or sell the entity were primary factors that caused this uncertainty. Previously negotiated registration rights and distribution agreements remain in force and the Company continues to purchase and sell products related to Surgica’s operations. Sales of such products for 2005 were $76,000. The amount of the impairment loss, $300,000, has been included in other expense for the year ended May 28, 2005.

NOTE D — MARKETABLE SECURITIES

Marketable securities as of May 29, 2004 consist of the following:

	Amortized Cost	Fair Value
	(in thousands)
Municipal bonds with maturities
Due in one through 10 years	$125	$125
Due after 10 years and through 20 years	455	455
Due after 20 years	155	155
Other	2	2

	$737	$737

Marketable securities as of May 28, 2005 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. government agency obligations	$7,642	$30	$(45)	$7,627
Corporate bond securities	4,944	30	—	4,974

	$12,586	$60	$(45)	$12,601

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

Marketable securities as of February 25, 2006 consist of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. government agency obligations	$7,508	$10	$(33)	$7,485
Corporate bond securities	8,127	—	(61)	8,066

	$15,635	$10	$(94)	$15,551

As of May 28, 2005, the Company held securities with a fair value of $4,456,000, that had unrealized losses totaling $45,000. As of February 25, 2006, the Company held securities with a fair value of $12,382,000, that had unrealized losses totaling $94,000.

As of May 28, 2005:

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$11,077	$11,117
Due after one through five years	1,509	1,484

	$12,586	$12,601

As of February 25, 2006:

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$14,616	$14,544
Due after one through five years	1,019	1,007

	$15,635	$15,551

NOTE E — INVENTORIES

Inventories consist of the following:

	May 29, 2004	May 28, 2005	February 25, 2006
			(unaudited)
	(in thousands)
Finished goods	$4,677	$6,014	$7,373
Work in process	1,331	1,532	1,485
Raw materials	2,537	2,718	4,279

	$8,545	$10,264	$13,137

Allowances for excess and obsolete inventory were $885,000, $779,000 and $1,184,000 at May 29, 2004, May 28, 2005 and February 25, 2006, respectively.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

NOTE F — PROPERTY, PLANT AND EQUIPMENT, AT COST

Property, plant and equipment are summarized as follows:

	Estimated useful lives	May 29, 2004	May 28, 2005	February 25, 2006
				(unaudited)
		(in thousands)
Building and building improvements	39 years	$5,248	$5,473	$5,567
Machinery and equipment	3 to 8 years	3,319	4,121	6,356
Construction in progress		828	1,627	1,961

		9,395	11,221	13,884
Less accumulated depreciation and amortization		2,264	2,905	3,752

		7,131	8,316	10,132
Land		212	212	223

		$7,343	$8,528	$10,355

Depreciation expense was $532,000, $553,000 and $641,000 for 2003, 2004, and 2005 and $465,000 and $615,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006.

NOTE G — INCOME TAXES

Income tax provision analyzed by category and by statement of income classification is summarized as follows:

	2003	2004	2005
	(in thousands)
Current
Federal	$985	$1,078	$2,735
State and local	39	103	215

	1,024	1,181	2,950
Deferred	45	57	119

	$1,069	$1,238	$3,069

Federal income tax expenses, generated under the tax-sharing agreement and not yet reimbursed, are classified in “Due to former parent” in the 2004 balance sheet (see Note L).

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

Temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	May 29, 2004	May 28, 2005
	(in thousands)
Deferred tax assets
Capital loss carryforwards	$526	$628
Net operating loss carryforward	—	129
R&D credit carryforward	—	92
Expenses incurred not currently deductible	294	122
Unrealized loss on interest rate swap	69	103
Impairment of long-lived assets	883	765
Inventories	327	288
Other	3	12

Gross deferred tax asset	2,102	2,139

Deferred tax liabilities
Excess tax over book depreciation	243	265
Other	10	9

Gross deferred tax liability	253	274
Valuation allowance	(526)	(628)

Net deferred tax asset	$1,323	$1,237

At May 28, 2005, the Company had net operating loss carryforwards of $382,000, which will expire in 2025. The Company also had Credit for Increased Research Expenditures carryforwards of $92,000, which will expire in 2025.

The valuation allowance at May 29, 2004, May 28, 2005 and February 25, 2006 was $526,000, $628,000 and $628,000, respectively. The valuation allowance reflects the estimate that it is more likely than not that certain capital loss carryforwards may be unavailable to offset future taxable income.

The Company’s consolidated income tax provision has differed from the amount that would be provided by applying the U.S. Federal statutory income tax rate to the Company’s income before income taxes for the following reasons:

	2003	2004	2005
	(in thousands)
Income tax provision	$1,069	$1,238	$3,069
Effect of
State income taxes, net of Federal tax benefit	(16)	(68)	(142)
Tax-exempt interest	4	2	2
Research and development tax credit	32	51	124
Extraterritorial income exclusion	11	11	11
Nondeductible expenses	(501)	(434)	(306)
Change in valuation allowance	119	692
Capital loss	—	—	(102)
Overaccrual (underaccrual) of prior year Federal and state taxes	60	—	(36)
Other	(12)	(2)	(30)

Income tax provision at statutory tax rate of 34%	$766	$1,490	$2,590

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

The Company’s effective income tax rate was 47.4%, 28.3% and 40.3%, for 2003, 2004, and 2005 and 42.4% and 38.0% for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively. During 2004, the Company realized a tax benefit of $693,000 from the utilization of previously unrecorded capital loss carryforwards by the Company’s former parent, under the tax sharing agreement. The effective rate was impacted by non-deductible expenses, including the imputed interest expense on debt to the Former Parent (see Note H) in 2003 and 2004.

NOTE H — NOTES PAYABLE — FORMER PARENT

At May 29, 2004, the Company had an outstanding unsecured note payable of $3,000,000 (the “Note”) with the Former Parent. In June 2004, the Company paid the outstanding balance of the note in full (see Note L). Effective June 1, 2002, the Former Parent agreed to suspend interest charges on the then outstanding Notes. The Company recorded imputed interest charges of $892,000 and $596,000 in 2003 and 2004, respectively, for the suspended interest and corresponding credits to “Additional paid-in capital.”

NOTE I — ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	May 29, 2004	May 28, 2005	February 25, 2006
			(unaudited)
	(in thousands)
Payroll and related expenses	$2,147	$2,537	$3,126
Fair value of interest rate swap (see Note L)	188	286	166
Initial public offering costs	768	—	—
Sales and franchise taxes	60	75	808
Other	180	593	414

	$3,343	$3,491	$4,514

NOTE J — LINE OF CREDIT

On November 23, 2005, the Company entered into a new $7,500,000 working capital revolving line of credit facility with a bank (the “Facility”), which replaced the Company’s $3,000,000 line of credit. The Facility is collateralized by substantially all of the assets of the Company and expires on November 30, 2006. The initial advance under the Facility will bear interest at LIBOR plus 175 basis points (“LIBOR rate”). Thereafter, the interest rate will be adjusted monthly, at the Company’s election, to either the then-current LIBOR rate or the bank’s prime rate. Interest under the Facility is payable monthly. The Facility contains customary events of default that will permit the bank to accelerate payment of all outstanding advances if not cured within any applicable grace period, including payment defaults; failure to comply with other obligations, covenants or conditions; defaults under other obligations that may materially affect the Company’s property or its ability to repay advances under the line of credit; insolvency or bankruptcy; change in ownership of 25% or more of the Company’s common stock; material adverse changes in the Company’s financial condition; and if the bank in good faith believes itself to be insecure. As of February 25, 2006, no amounts were outstanding under the Facility.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

NOTE K — LONG-TERM DEBT

In September 2002, the Company closed on the financing for the expansion of its headquarters and manufacturing facility in Queensbury, New York. The expansion is being financed principally with Industrial Revenue Bonds (the “Bonds”) issued by the Warren and Washington Counties Industrial Development Agency (the “Agency”) aggregating $3,500,000. The Bonds are issued under a Trust Agreement by and between the Agency and a bank, as trustee (the “Trustee”). The proceeds of the Bonds were advanced, as construction occurred, pursuant to a Building Loan Agreement by and among the Agency, the Trustee, a second bank (the “Bank”) and the Company. The Bonds reprice every seven days and are resold by a Remarketing Agent. The Bonds bear interest based on the market rate on the date the Bonds are repriced (1.2%, 3.1% and 3.4% per annum at May 29, 2004, May 28, 2005, and February 25, 2006, respectively) and require quarterly interest payments and quarterly principal payments ranging from $25,000 to $65,000 through May 2022. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement with the Bank which requires the maintenance of a letter of credit for an initial amount of $3,575,000 ($3,045,000 at February 25, 2006) to support principal and certain interest payments of the Bonds and requires payment of an annual fee on the outstanding balance ranging from 1% to 1.9%, depending on financial results achieved. The current fee is 1.0% and is in effect until August 2006. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent is required to use its best efforts to arrange for sales of such bonds in the secondary market. The Remarketing Agreement provides for the payment of an annual fee of .1% of the remaining balance.

The Reimbursement Agreement contains certain financial covenants, relating to fixed charge coverage and interest coverage, as defined. Amounts borrowed under the Agreement are collateralized by the aforementioned letter of credit and a first mortgage on the land, building and equipment relating to the facility with a net carrying value of $7,343,000, $8,528,000 and $10,355,000 at May 29, 2004, May 28, 2005 and February 25, 2006, respectively.

The Company entered into an interest rate swap agreement (the “Swap Agreement”) with the Bank, effective September 2002, with an initial notional amount of $3,500,000 to limit the effect of variability due to interest rates on its rollover of the Bonds. The Swap Agreement, which qualifies as a hedge under SFAS No. 133, is a contract to exchange floating interest rate payments for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The Swap Agreement requires the Company to pay a fixed rate of 4.45% and receive payments based on 30-day LIBOR repriced every seven days through May 2022. At May 29, 2004, May 28, 2005 and February 25, 2006, since the Swap Agreement is classified as a cash flow hedge, the fair value of $188,000, $286,000 and $166,000, respectively, has been recorded as a component of accrued liabilities, and accumulated other comprehensive loss related to the swap agreement is $118,000, $180,000 and $104,000, respectively, net of tax benefit.

The Company capitalized certain legal and administrative costs incurred in connection with the issuance of the Bonds, and is amortizing these costs over the term of the Bonds. At May 29, 2004, May 28, 2005 and February 25, 2006, net capitalized bond issuance costs amounted to $102,000, $97,000 and $93,000, respectively, and are recorded as a component of other assets. Amortization expense for 2003, 2004, and 2005 was $3,000, $6,000, and $5,000 and $4,000 and $3,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

Amounts to be paid or received under the Swap Agreement are accrued as interest rates change and are recognized over the life of the Swap Agreement as an adjustment to interest expense.

At May 28, 2005, future minimum principal payments on long-term debt were as follows:

(in thousands)
2006	$165
2007	180
2008	200
2009	220
2010	130
Thereafter	2,205

$3,100

NOTE L — RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Agreements with Former Parent

In connection with the Company’s initial public offering, the Company and the Company’s Former Parent entered into a Master Separation and Distribution Agreement (the “Separation Agreement”), a Corporate Agreement, and a Tax Allocation and Indemnification Agreement (the “Tax Allocation Agreement”).

The Separation Agreement governs the rights and obligations of the Former Parent and the Company with respect to, among other items, (i) the initial public offering and the distribution by the Former Parent to its common stockholders of the shares of the Company’s common stock held by the Former Parent, (ii) support services, manufacturing and distribution arrangements and (iii) the treatment of the Company’s and the Former Parent’s options upon separation. Under the Separation Agreement, the Company capitalized $13,148,000 of notes payable to the Former Parent in 2004 and the Company repaid the remaining balance of the notes payable of $3,000,000 as of May 29, 2004 (see Note H) from the proceeds of the initial public offering in June 2004. Further, the Company and the Former Parent will provide indemnification to each other, as defined.

The Tax Allocation Agreement governs the respective rights, responsibilities and obligations of the Former Parent and the Company after the initial public offering with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns, previously included in the tax-sharing arrangement (see Note A-12).

Allocations From Former Parent

Certain identifiable, allocable costs incurred by the Former Parent on behalf of the Company with respect to commissions, foreign selling and administrative expenses were proportionately charged to the Company through December 31, 2004.

In addition to the allocations, the Former Parent provided insurance coverage to the Company through October 30, 2004. The amount payable by the Company for such coverage was the actual cost of such insurance as allocated by the insurance carrier providing such coverage, and if such allocation was not provided by the insurance carrier, the amount payable by the Company was determined by the Former

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

Parent based upon the respective total revenues of the Former Parent and the Company and such other factors as the Former Parent reasonably determined to be appropriate.

These costs are included in the respective statements of income as follows:

	2003	2004	2005
	(in thousands)
Cost of Goods Sold:
Insurance	$366	$450	$216
Selling and administrative:
Corporate services	284	380	163
Insurance	46	45	6

	330	425	169

	$696	$875	$385

Details of amounts due from/(to) Former Parent are as follows:

	2003	2004	2005
OEM sales to Former Parent	$22	$86	$34
Inventory transfer	—	—	62
Administrative services	—	—	(11)
Income taxes	(1,268)	(739)	—

	$(1,246)	$(653)	$85

For the thirty-nine weeks ended February 26, 2005, the Company incurred charges of $211,000 and $148,000, from the Former Parent for insurance and corporate services, respectively. For the thirty-nine weeks ended February 25, 2006, the Company did not incur any charges from the Former Parent for insurance or corporate services.

Sales to Former Parent and Former Parent’s Affiliates

Sales to the Former Parent and the Former Parent’s affiliates were approximately $958,000, $894,000 and $979,000 in 2003, 2004 and 2005 and $738,000 and $239,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively.

The Company entered into an agreement in January 2004, with Donald A. Meyer, who resigned as a director as of March 1, 2004, under which Mr. Meyer agreed to serve as the trustee of the Company’s 401(k) savings plan and to provide other consulting services at the Company’s request. The agreement is for a term of 36 months but will terminate sooner upon a change of control of the Company, Mr. Meyer’s death or a material breach of the agreement that is not cured within 30 days. Mr. Meyer is receiving 36 equal monthly payments of $3,500 and reimbursement for reasonable business expenses incurred in providing services under the agreement. The fees paid in 2004 and 2005 were $17,500 and $42,000 and $31,500 and $31,500 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively.

Mr. Meyer remained a director of the Former Parent until October 2004, at which time he was appointed a director emeritus. Further, the expiration date of Mr. Meyer’s options have been extended under this agreement to the earlier of (i) December 31, 2006 or (ii) the tenth anniversary of the original grant date

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

of each option. In connection with the extension of the expiration date of Mr. Meyer’s options, the fair value of Mr. Meyer’s options to acquire 42,263 of the Company’s common stock has been recorded as a non-cash dividend to the Former Parent in the amount of $468,000, with the corresponding credit to “Additional Paid-in Capital” on the effective date.

Under the Separation Agreement, the Company assumed 35% of the Former Parent’s payment obligations to Howard Stern, a director of the Company, and a member of the Former Parent’s Board of Directors through December 31, 2004. In 2005, total payments made to the Former Parent under this agreement totaled $44,000. Under the agreement, Mr. Stern provided consulting on corporate governance, investor relations and other matters, and generally provided guidance and assistance on industry-related matters.

Related Party Purchases

During 2004 and 2005, the Company purchased $229,700 and $192,000, respectively, of products and services from a company in which an officer of the Company was a partner and executive officer. In 2005, the officer resigned as an officer of the entity and sold his ownership interest in it.

NOTE M — RETIREMENT PLANS

The Company has a profit-sharing plan under which the Company makes discretionary contributions to eligible employees, and a companion 401(k) plan under which eligible employees can defer a portion of their compensation, part of which is matched by the Company. Profit-sharing contributions were $266,000, $313,000 and $360,000, in 2003, 2004, and 2005 and $269,000 and $310,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively. Matching contributions were $155,000, $178,000 and $211,000, in 2003, 2004, and 2005, and $157,000 and $177,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively.

NOTE N — STOCKHOLDERS’ EQUITY

1.	Capitalization

On February 27, 2004 the Company’s Board of Directors and the Former Parent, as sole stockholder, approved the Company’s Amended and Restated Certificate of Incorporation (the “Amended Certificate”). Under the Amended Certificate, the authorized capital stock of the Company is 50,000,000 shares, consisting of 45,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. Pursuant to the Amended Certificate, (i) each share of voting common stock, $1 par value and (ii) each share of non-voting common stock, $1 par value has been reclassified and exchanged into 9,200 shares of issued, fully paid, non-assessable Common Stock for a total of 9,200,000 shares to be then outstanding. Share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted for the reclassification and exchange.

The holders of the common stock are entitled to one vote for each share held. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available for dividend payments. If the Company liquidates, dissolves, or winds up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no pre-emptive rights or rights to

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

The Company’s board of directors has the authority to (i) issue the undesignated preferred stock in one or more series, (ii) determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly un-issued series of undesignated preferred stock and (iii) fix the number of shares constituting any series and the designation of the series, without any further vote or action by the Company’s stockholders.

2.	Initial Public Offering and Separation from Former Parent (E-Z-EM)

On May 27, 2004, the Company completed an initial public offering (“IPO”), selling 1,950,000 shares of common stock at $11.00 per share. Proceeds from the IPO, net of underwriting costs totaling $1,501,500, amounting to $19,948,500 were classified as “Stock Subscription Receivable” in the accompanying balance sheet as of May 29, 2004, and were received by the Company on June 2, 2004. At May 29, 2004, the net proceeds of the IPO credited to common stock and additional paid-in capital aggregated $18,670,000, after total financing costs of $2,779,500, and E-Z-EM owned 9,200,000, or 82.5% of the 11,150,000 shares outstanding. On June 15, 2004, the underwriters exercised the over-allotment option and acquired 292,500 shares at $11.00 per share, less underwriting discounts and commissions, and on June 18, 2004, the Company received net proceeds of $2,992,275, net of underwriting costs. At June 18, 2004, E-Z-EM’s ownership decreased to 80.4%.

On August 17, 2004, the E-Z-EM Board of Directors approved the separation of the Company from E-Z-EM by means of a tax-free dividend of E-Z-EM’s remaining ownership of the Company. E-Z-EM had received a favorable ruling from the IRS that the distribution by E-Z-EM of its shares of the Company’s stock would be tax-free to E-Z-EM and to E-Z-EM’s shareholders for U.S. Federal income tax purposes. The distribution of E-Z-EM’s 9,200,000 shares of the Company occurred at the close of business on October 30, 2004, to E-Z-EM stockholders of record as of October 11, 2004.

3.	Stock Options

1997 Stock Option Plan

In 1997, the Company adopted a Stock Option Plan (the “1997 Plan”). The 1997 Plan provides for the grant to key employees of both nonqualified stock options and incentive stock options and to members of the Board of Directors and consultants of nonqualified stock options. A total of 1,497,674 shares of the Company’s common stock may be issued under the Plan pursuant to the exercise of options. All stock options must have an exercise price of not less than the fair market value of the shares on the date of grant. Options will be exercisable over a period of time to be designated by the administrators of the 1997 Plan (but not more than 10 years from the date of grant) and will be subject to such other terms and conditions as the administrators may determine. The 1997 Plan terminates in March 2007. The vesting schedule is subject to the discretion of the Company’s Board of Directors. Options outstanding at May 28, 2005 and February 25, 2006 are exercisable immediately upon vesting. Options outstanding at May 29, 2004 that vested on or before December 30, 2004, became exercisable on December 30, 2004. In addition, all options, whether vested or not, become exercisable in full immediately upon a change of control, as defined under the 1997 Plan.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

2004 Stock and Incentive Award Plan

In 2004, the Company adopted the 2004 Stock and Incentive Award Plan (the “2004 Plan”). The 2004 Plan provides for the grant of incentive options to the Company’s employees and for the grant of non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other incentive awards to the Company’s employees, directors and other service providers. A total of 1,000,000 shares of the Company’s common stock have been reserved for issuance under the 2004 Plan, of which up to 800,000 shares may be issued upon the exercise of incentive stock options. The compensation committee of the Board of Directors administers the 2004 Plan. The committee determines the exercise price of options granted under the 2004 Plan, but for all incentive stock options the exercise price must at least be equal to the fair market value of the Company’s common stock on the date of grant and vesting terms. The term of an incentive stock option may not exceed ten years.

Mirror Stock Option Plans

In connection with the completion of the spin-off of the Company by E-Z-EM (see Note A), as of October 29, 2004, all outstanding E-Z-EM options (“E-Z-EM Pre-spin Options”) were adjusted and Company options (the “Mirror Options”) were issued to E-Z-EM option holders. The E-Z-EM Pre-spin Options and the Mirror Options are collectively referred to herein as the “Replacement Options”.

The exercise price and the number of shares subject to each of the Replacement Options was established pursuant to a formula designed to ensure that: (1) the aggregate “intrinsic value” (i.e., the difference between the exercise price of the option and the market price of the common stock underlying the option) of the Replacement Option did not exceed the aggregate intrinsic value of the outstanding E-Z-EM Pre-spin Option that were replaced by such Replacement Option immediately prior to the spin-off and (2) the ratio of the exercise price of each option to the market value of the underlying stock immediately before and after the spin-off was preserved.

Substantially all of the other terms and conditions of each Replacement Option, including the time or times when, and the manner in which, each option is exercisable, the permitted method of exercise, settlement and payment, the rules that apply in the event of the termination of employment of the employee, the events, if any, that may give rise to an employee’s right to accelerate the vesting or the time or exercise thereof and the vesting provisions, are the same as those of the replaced E-Z-EM Pre-spin Option, except for the duration of the exercise periods of the Mirror Options, all of which will expire no later than May 2008. In addition, option holders who are employed by one company are permitted to exercise, and are subject to all of the terms and provisions of, options to acquire shares in the other company as if such holder was an employee of such other company.

As a result of the spin-off, on October 29, 2004, Mirror Options for 421,926 shares of the Company’s common stock, with a weighted average exercise price of $4.22, were issued to E-Z-EM officers, directors, employees and consultants.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

The following schedule summarizes stock option activity as of and for the years ended May 31, 2003, May 29, 2004, and May 28, 2005:

	2003		2004		2005
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Outstanding at beginning of year	1,285,909	$4.41	1,305,249	$4.46	1,490,318	$5.21
Granted	31,364	$6.52	193,432	$10.24	737,769	$8.25
Exercised	—	—	—	—	(599,766)	$4.22
Forfeited	(12,024)	$4.35	(8,363)	$4.62	(75,929)	$7.28

Outstanding at end of year	1,305,24	$4.46	1,490,318	$5.21	1,552,392	$6.93

Options exercisable at year-end	None	—	None	—	1,057,318	$4.69

Weighted-average fair value of options granted during the year		$4.02		$5.74		$6.52

On May 28, 2005, there remained 21,716 and 678,227 shares available for granting of options under the 1997 and 2004 Plans, respectively. Options are exercisable into common stock.

Range of exercise prices	Number outstanding	Weighted- average life in years	Weighted- average exercise price	Number Exercisable	Weighted- average exercise price
$ 2.57 – $ 3.88	40,259	1.36	$2.81	35,303	$2.83
$ 4.35 – $ 4.35	819,463	2.14	4.35	801,494	4.35
$ 4.40 – $ 6.54	227,972	3.93	5.23	162,389	4.78
$ 8.39 – $11.00	212,755	8.58	10.70	58,132	10.27
$13.18 – $13.18	203,173	9.15	13.18	—	—
$13.53 – $17.25	14,600	9.86	16.88	—	—
$17.36 – $17.36	8,500	9.92	17.36	—	—
$20.70 – $20.70	25,670	9.64	20.70	—	—

	1,552,392	4.42	$6.93	1,057,318	$4.69

4.	Stockholder Rights Plan

In connection with the IPO, the Company’s Board of Directors adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan each outstanding share of the Company’s common stock issued between the date on which the Parent entered into the underwriting agreement for the IPO and the distribution date, as defined, will be coupled with a stockholders right, as defined. Initially, the stockholder rights have been attached to the certificates representing outstanding shares of common stock, and no separate rights certificates have been distributed. Each right, when exercisable, will entitle the holder to purchase one ten-thousandth of a share of a designated preferred stock at a price of $78.00. Each one ten-thousandth of a share of the designated preferred stock will have economic and voting terms equivalent to one share of the Company’s common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. At any time until the earlier of (1) the distribution date or (2) the final expiration date of the rights

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

agreement, the Company may redeem all of the stockholder rights at a price of $.01 per right. At any time after a person has become an acquiring person and before the acquisition by such person of 50% or more of the outstanding shares of the Company’s common stock, the Company may exchange the stockholder rights in whole or in part, at the defined exchange ratio. The rights plan is designed to protect the Company’s stockholders in the event of unsolicited offers to acquire the Company and other takeover actions, which in the opinion of the Board of Directors could impair their ability to represent the stockholders’ interests.

5.	Performance Share and Restricted Stock Unit Awards

On May 11, 2005, the compensation committee of the Company’s board of directors approved grants of 33,750 performance share awards and 33,750 restricted stock unit awards under the 2004 Plan to the Company’s executive officers, effective June 1, 2005. The performance criteria established by the compensation committee for vesting the performance share awards is the achievement of certain earnings per share (“EPS”) goals and revenue goals by the Company for each of the 2006 through 2009 fiscal years. Shares not earned in a fiscal year may be earned in the following fiscal year if the EPS or revenue goals in such following year are exceeded by an amount at least equal to the shortfall for the applicable goal for the preceding year. The performance share awards are subject to additional conditions, including the recipient’s continued employment with the Company. The restricted stock unit awards vest in full upon the recipient’s continued employment with the Company through the end of the Company’s fiscal year ending on or about May 30, 2009. The restricted stock unit awards will be forfeited if the recipient ceases to be employed by the Company, competes with the business of the Company, or otherwise engages in activities detrimental to the Company’s business before such date. The performance share awards and restricted stock units settle in shares of the Company’s common stock on a one-for-one basis.

NOTE O — RESEARCH AND DISTRIBUTION AGREEMENT

In June 2004, the Company signed a Distribution Agreement (the “Agreement”), with a third party, granting to the Company worldwide exclusive rights to market, sell, and distribute products for use in image-guided procedures. The Agreement is effective for an initial term of ten years and will automatically renew for an additional five-year period if certain minimum purchase requirements are met. In consideration for these rights, the Company will pay up to $1,000,000 in five installments, each contingent upon the achievement of specified product development and approval milestone events, as defined. During 2005, the Company made installment payments totaling $500,000, which have been recorded as a component of research and development expenses. During the thirty-nine weeks ended February 25, 2006, the Company made installment payments totaling $300,000.

NOTE	P — SUPPLY AND DISTRIBUTION AGREEMENT

On October 17, 2005, the Company entered into a Supply and Distribution Rights Agreement (the “Agreement”) with Bioniche Pharma Group Limited (“Bioniche”).

Under the Agreement, the Company was appointed the exclusive distributor in the Field (as defined below) in the United States and any other areas as may be agreed to by the parties (the “Territory”) of Bioniche’s sodium tetradecyl sulfate product in concentrations of 1% and 3%, and any concentration subsequently approved by the U.S. Food and Drug Administration (the “FDA”), brand name “Sotradecol™”, and any improvements thereto, during the term of the Agreement, together with packaging, labeling and accessories (the “Product”).

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

The distribution rights cover sales to general surgeons, vascular surgeons, general/vascular surgeons, interventional radiologists, cardiovascular surgeons, cardiothoracic surgeons and cardiologists for the treatment of varicose veins or other vascular indications as may be approved by the FDA (the “Field”). Sotradecol is used in sclerotherapy, a non-surgical procedure to remove varicose veins.

The Agreement also provides the Company with a right of first negotiation for any additional products developed by Bioniche or its affiliates for use in the Field in the Territory. The Company has agreed not to distribute, market or sell in the Field in the Territory during the term of the Agreement any other sclerosing agent approved by the FDA for use in the treatment of varicose veins or other vascular indications in the Territory.

The initial term of the Agreement is seven years, with automatic successive three-year renewal terms unless terminated by either party on 120 days’ written notice. Under the Agreement, the Company is required to pay Bioniche a non-refundable fee of $2.3 million, consisting of $1.5 million payable 30 days after the date of the Agreement and $800,000 payable at the end of the Company’s first fiscal quarter following the first commercial sale of Product.

To maintain its exclusive distribution rights, the Company must purchase minimum quantities of Product in each year of the Agreement. If the Company fails to do so, Bioniche’s sole remedy is to convert the relationship to a non-exclusive distributorship. If a pharmaceutical product containing sodium tetradecyl sulfate or polidocanol as the active ingredient which is approved by the FDA for use in the treatment of varicose veins or other vascular indications in the Territory, other than the Product, is sold in the Field in the Territory by an unaffiliated third party during the term of the Agreement, the annual minimum purchase requirements will automatically be reduced by 50% for the remainder of the Agreement and any renewal term.

Bioniche has agreed to indemnify the Company against, among other things, any injury, illness or death of any person due to the composition or manufacture of the Product. The Company has agreed to indemnify Bioniche against, among other things, any claims based on or attributable to any unauthorized modification or alteration of the Product made by the Company or the combination by the Company of the Product with any medical device. As of February 25, 2006, there were no claims made against either party, and the Company is unable to determine any potential exposure it may have under the indemnification provision.

During the thirty-nine weeks ended February 25, 2006, the Company made installment payments of $2,300,000 and, together with legal costs to execute the Agreement of $93,000, a total of $2,393,000 has been recorded on the balance sheet under “Intangible Assets” as of February 25, 2006. The non-refundable fees and associated costs to execute are being amortized over the initial seven-year term of the Agreement.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

NOTE Q — COMMITMENTS AND CONTINGENCIES

Leases

The Company is committed under non-cancelable operating leases for facilities and equipment. During 2003, 2004, and 2005, aggregate rental costs under all operating leases were approximately $435,000, $359,000 and $442,000 and $318,000 and $412,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively. Future annual payments under non-cancelable operating leases in the aggregate (in thousands), which include escalation clauses, with initial remaining terms of more than one year at May 28, 2005, are summarized as follows:

2006	$75
2007	72
2008	65
2009	26
2010	6

$244

Litigation Matters (Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm)

On January 6, 2004, Diomed, Inc. (“Diomed”) filed an action against the Company entitled Diomed, Inc. v. AngioDynamics, Inc., civil action no. 04 10019 RGS in the U.S. District Court for the District of Massachusetts. Diomed’s complaint alleges that the Company infringed on Diomed’s U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (now called the “VenaCure Procedure Kit”) and two diode laser systems: the Precision 980 Laser and the Precision 810 Laser, and by conducting a training program for physicians in the use of our VenaCure Procedure Kit. The complaint alleges the Company’s actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit the Company from continuing to market and sell these products, as well as conducting a training program, and asks for compensatory and treble money damages, reasonable attorneys’ fees, costs and pre-judgment interest. The Company believes that the Company’s product does not infringe the Diomed patent.

On April 12, 2005, the Court issued a Memorandum and Order on Claims Construction, commonly known as a Markman ruling, in which the Court rejected Diomed’s interpretation of certain claim limitations. Instead, the Court agreed with the Company on certain claim limitations and, as a result, effectively added additional weight to the Company’s position that the proper use of its product does not infringe Diomed’s patent.

In December 2005, the Company filed a motion for summary judgment of non-infringement in this action. Diomed, Inc. has also moved for summary judgment.

On October 4, 2005, VNUS Medical Technologies, Inc. (“VNUS”) filed an action against the Company, and others (collectively, the “Defendants”) entitled VNUS Medical Technologies, Inc. v. Diomed Holdings, Inc., Diomed Inc., AngioDynamics, Inc., and Vascular Solutions, Inc., case no. C05-02972 MMC, filed in the U.S. District Court for the Northern District of California. The complaint alleges that the Defendants infringed on VNUS’ U.S. patent nos. 6,258,084, 6,638273, 6,752,803, and 6,769,433 by making, using, selling, offering to sell and/or instructing users how to use Diomed’s “EVLT” products, AngioDynamics’ “VenaCure” products, and Vascular Solutions’ “Vari-Lase” products. The complaint alleges the Defendants’ actions have caused, and continue to cause, VNUS to suffer substantial damages.

ANGIODYNAMICS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information with respect to February 25, 2006 and the thirty-nine weeks ended February 26, 2005 and February 25, 2006 is unaudited)

The complaint seeks to prohibit the Defendants from continuing to market and sell these products and asks for compensatory and treble money damages, reasonable attorneys’ fees, costs and pre-judgment and post-judgment interest. The Company believes that its product does not infringe the VNUS patents and has filed an answer to the complaint, including a counterclaim for relief and a demand for jury trial.

The Company purchases the lasers and laser fibers for its laser systems from biolitec, Inc. (“biolitec”) under a supply and distribution agreement. In response to the Company’s request to biolitec that it assume the defense of the VNUS action, biolitec advised the Company that the claims asserted in the VNUS action were not covered by the indemnification provisions in the supply and distribution agreement. biolitec further advised the Company that, based on the refinement of the claims in the Diomed action, such claims were also not within biolitec’s indemnification obligations under the agreement. The Company advised biolitec that it disagreed with biolitec’s position and that the Company expected biolitec to continue to honor its indemnification obligations to the Company under the agreement. The Company is engaged in discussions with biolitec to resolve this disagreement. Pending the outcome of these ongoing discussions, biolitec has agreed to continue to provide, at its cost and expense, the Company’s defense in the Diomed action but has not agreed to pay the costs of defending the VNUS action as they are incurred. Should it ultimately be determined that the claims asserted in either or both of these actions are not within biolitec’s indemnification obligations under the supply and distribution agreement, the Company will be required to reimburse biolitec for the costs of defending the Diomed action and will be unable to recover the costs of defending the VNUS action, and will be responsible for paying any settlements or judgments in the actions. There is a reasonable possibility of an outcome unfavorable to the Company in the Diomed action, with a range of potential loss at between $674,000 and $5.6 million.

The Company has been named as a defendant in an action entitled Chapa, San Juanita, et. al v. Spohn Hospital Shoreline, et al, file no. 03-60961-00-0-1, filed in the District Court of Nueces County, Texas, on July 22, 2003, and re-filed in November 2004. The complaint alleges that the Company and its co-defendant, Medcomp, designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts. The Company has tendered the defense of the Chapa action to Medcomp, and Medcomp has accepted defense of the action. Based upon the Company’s prior experience with Medcomp, it expects Medcomp to honor its indemnification obligation to the Company if it is unsuccessful in defending this action.

The Company is party to other legal actions that arise in the ordinary course of business, none of which, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

NOTE R — EXPORT SALES AND OVERSEAS DISTRIBUTORS

The Company’s export sales were $2,656,000, $2,348,000, and $2,531,000 for 2003, 2004, and 2005 and $1,950,000 and $2,307,000 for the thirty-nine weeks ended February 26, 2005 and February 25, 2006, respectively. The Company markets its products internationally through independent distributors. These international distributors may also distribute competitive products under certain circumstances. The international distributors also play an important role in the Company’s clinical testing outside of the United States. The loss of any international distributor would not have a material adverse effect on the Company’s business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis.

2,400,000 Shares

AngioDynamics, Inc.

Common Stock

PROSPECTUS

RBC CAPITAL MARKETS

CANACCORD ADAMS

FIRST ALBANY CAPITAL

KEYBANC CAPITAL MARKETS

                 , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid-in connection with the sale of the common stock being registered hereunder, all of which expenses will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee		$8,485
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Miscellaneous

Total	$

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s amended and restated certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors and executive officers that would require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status as directors or officers. The Registrant also maintains director and officer liability insurance.

The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of the Registrant’s directors, certain of its officers, and persons who control the Registrant within the meaning of Section 15 of the Securities Act, for certain liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

1.1	Form of Underwriting Agreement*

4.1	Form of Rights Agreement of the Registrant(a)

4.2	Form of specimen Stock Certificate of the Registrant(a)

5.1	Opinion of Davies Ward Phillips & Vineberg LLP*

21.1	Subsidiaries of the Registrant(a)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Davies Ward Phillips & Vineberg LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on the signature page)**

*	To be filed by amendment.
**	Previously filed.

(a)	Incorporated by reference to the exhibit of the same number to the registrant’s registration statement on Form S-1 (SEC Reg. No. 333-13329)

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Queensbury, State of New York on the 9th day of May, 2006.

ANGIODYNAMICS, INC.

By:	/S/ EAMONN P. HOBBS
Eamonn P. Hobbs
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ EAMONN P. HOBBS Eamonn P. Hobbs	President, Chief Executive Officer and Director (Principal Executive Officer)	May 9, 2006

/S/ JOSEPH G. GERARDI Joseph G. Gerardi	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	May 9, 2006

* Paul S. Echenberg	Chairman of the Board	May 9, 2006

* Jeffrey Gold	Director	May 9, 2006

* David P. Meyers	Director	May 9, 2006

Signature	Title	Date

* Howard W. Donnelly	Director	May 9, 2006

* Dennis S. Meteny	Director	May 9, 2006

* Gregory D. Cesciaro	Director	May 9, 2006

* Robert E. Flaherty	Director	May 9, 2006

* Peter J. Graham	Director	May 9, 2006

*By:	/s/ Joseph G. Gerardi
Joseph G. Gerardi Attorney-in-Fact

EXHIBIT INDEX

Number	Description
1.1	Form of Underwriting Agreement*

4.1	Form of Rights Agreement of the Registrant(a)

4.2	Form of specimen Stock Certificate of the Registrant(a)

5.1	Opinion of Davies Ward Phillips & Vineberg LLP*

21.1	Subsidiaries of the Registrant(a)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Davies Ward Phillips & Vineberg LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on the signature page)**

*	To be filed by amendment.

**	Previously filed

(a)	Incorporated by reference to the exhibit of the same number to the registrant’s registration statement on Form S-1 (SEC Reg. No. 333-13329)